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02049380

82- SUBMISSIONS FACING SH...

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cereol

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FILE NO. 82- 5210 FISCAL YEAR 12-31-01

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OICF/BY: dlw

DATE : 8/22/02



annual report

2001

Cereol

Cereol produces and markets high quality food products that meet the exacting nutritional and food safety standards set by customers and consumers.

From the field to the table

Cereol is a leading player in the oilseed processing industry.

Cereol has considerable geographic reach, with operations in North America, the European Union and Central and Eastern Europe. The Group is present at all stages of the value chain, from the origination of oilseeds and oils to the marketing of finished products, including food oils in various packaging formats, and vegetable proteins.

Cereol is a major producer, processing 13.6 million tonnes of oilseeds at the Group's 52 plants and generating sales of EUR 5,178.6 million in 2001.

Cereol's core strengths

- Integrated businesses
- Geographic diversification
- Strong and well known brands
- Industrial expertise and high-performance logistics
- A significant presence in expanding and high value-added markets



Chairman's message

Carl Hausmann

Dear Shareholders,

Cereol has just completed its first fiscal year as an independent company and, as you will see in this report, our results are very encouraging.

Operating income rose sharply, to EUR 200.5 million. Net income was EUR 70.5 million. Earnings growth was driven in part by worldwide improvement in crushing margins, up from the very low levels of the previous two years. In addition, several changes in the structure of Cereol's portfolio of businesses boosted profitability.

The Eridania Béghin-Say demerger represented a viable business proposition because each of its divisions had achieved critical mass and was capable of operating on a stand-alone basis. Four separate companies were formed, each focused on a core business. Cereol's core business is the processing of oilseeds and the marketing of their derived products, high protein meal, food oils and specialty products. The decision to refocus Cereol on these businesses was instrumental in driving an improvement in the Group's profitability. A new organisation structure has been put in place around three operating divisions – Food Oils Europe, North American Processing and Specialty Products – and the role of the Executive Committee has been redefined. The divisions are headed by seasoned executives with first-hand knowledge of the business, ensuring that Cereol has the products it needs to tap market opportunities.

The refocusing on oilseed processing went hand-in-hand with a strategic review of several Cereol businesses.

In the olive oil segment, for example, we made the decision in 2001 to divest our interest in Spanish-based Koipe and to seek a buyer for our Italian subsidiary, Carapelli. In October 2001, we sold Riso Eurico, our Italian rice company.

As part of the business rationalisation process, we also decided to sell our minority interest in the margarine sector in Romania and signed an agreement with the Utrecht municipal authorities in the Netherlands concerning the closure of our crushing plant there in 2002. The plant was located in the heart of a residential area and offered no scope for expansion.

All of these initiatives taken in 2001 will boost earnings not only in 2002 but also in future years.

We are convinced that we have made the necessary decisions to allow us to focus on our oilseed businesses. As of today, this objective has been met and we are poised to move forward in our new configuration.

The March 27, 2002 agreement that we signed with our Canadian partners to acquire their 50% interest in CanAmera, bringing our stake in this market leader up to 100%, is a perfect illustration of our commitment to this policy.

The refocusing and rationalisation of the business base represents only one aspect of Cereol's strategy. We are also committed to growing the business and building sales of higher added-value products.

In 2001, work started on a new food oil refinery at our Morristown plant in Indiana, USA. On completion of this major project to develop an integrated crushing and refining facility, Cereol will at last have the necessary capacity to refine all of the crude oil it produces in the United States.

In Germany, we acquired a bottling plant in Mannheim from Unilever. The new plant, located alongside our oilseed crushing facility, will allow Cereol Germany to increase its sales and to offer better service to customers. Lastly, a newly-acquired plant in New Bremen, Ohio, has been upgraded and fitted out to produce αlpha™, a new line of soluble protein concentrates. This innovative product has been developed to meet growing demand from the functional ingredients market.

As you can see, 2001 was a profitable year in terms of both financial results and business developments. We will leverage these successes in 2002.

Worldwide demand for food oil and vegetable proteins is holding firm. Work to lock - in the benefits of the projects launched in 2001 coupled with the new initiatives planned for 2002 will sustain the pace of business growth and allow Cereol to go from strength to strength in its core business. Our operations in Eastern Europe are continuing to expand and are making a significant contribution to Group earnings, while Lesieur continues to enjoy a dominant position in the French table oil market.

Our goal for 2002 is to match the performance achieved in our first year as an independent company. Cereol has many strengths that will help us achieve this goal, including integrated production, diversified geographic markets, strong brands and significant innovation capabilities.

Montedison, since being acquired by Fiat and its partner EDF, has indicated that it plans to sell its majority interests in the four companies created from the demerger of Eridania Béghin-Say. This decision directly affects Cereol, which will experience another transition year in 2002. We are confident that it will also be another successful year.

Whatever the future may hold in terms of its ownership structure, Cereol is committed to moving ahead with its strategy. We are determined to create value for our shareholders by leveraging the skills of our teams, serving our customers to the best of our ability and successfully meeting the needs of consumers.

"From the field to the table."



Key figures

2001

(in millions of EUR)	December 31, 2001	December 31, 2000 pro forma	December 31, 1999 pro forma
Sales	**5,178.6**	**4,764.7**	**4,316.6**
Operating income	**200.5**	**86.5**	**53.9**
Net financial expenses	(64.9)	(52.5)	(48.5)
Pre-tax income/(loss) from continuing operations	141.7	16.3	(2.1)
Net income – Group share	70.5	2.1	6.8

Analysis of sales growth
(in millions of EUR)


5,178.6
Exits from
scope of
consolidation
– 8.7
4,797.2
4,764.7
381.4
Organic
growth
41.2
Currency
effect
pro forma
2000
restated pro forma
2000
2001

2001 sales by business segment

(in millions of EUR)	2001
Food Oils Europe	3,502.1
North American Processing	1,447.5
Specialty Products	228.1
Other	0.9
Total	**5,178.6**

2001 operating income by business segment

(in millions of EUR)	2001
Food Oils Europe	168.1
North American Processing	25.4
Specialty Products	16.0
Other	(9.0)
Total	**200.5**

Analysis of growth in operating income

(in millions of EUR)


200.5
Exits from scope of consolidation
3.9
91.3
86.5
109.2
Organic growth
0.9
Currency effect
pro forma 2000
restated pro forma 2000
2001

Net debt-to-equity ratio

(in millions of EUR)

Net financial debt
Consolidated shareholders'equity

	Net financial debt	Consolidated shareholders'equity	Ratio
January 1, 2001	739.6	1,138.4	64.97%
December 31, 2001	810.6*	989.5	81.92%

* Excluding treasury shares

The figures at January 1, 2001 correspond to the opening balance sheet of Cereol after the effects of the demerger from Eridania Béghin-Say. The change in shareholders' equity between January 1 and December 31, 2001 primarily reflects the December 19, 2001 divestment of the Koipe Group.

Breakdown of fixed/floating rate debt by currency

(after currency swaps)

	fixed rate	floating rate
Euros	0.00%	100.00%
US dollars*	25.56%	74.44%
Other**	0.00%	100.00%

* Not including the effect of purchased caps that limit the Group's exposure to rising dollar interest rates.

** Mainly PLN and HUF.

Net indebtedness by borrowing currency
at December 31, 2001
(in millions of EUR)

Currencies	Net indebtedness
Euros	(236.0)
US dollars	886.6
Other (mainly PLN and HUF)	160.0
Total	**810.6**

Net indebtedness by type of instrument
at December 31, 2001
(in millions of EUR)

Type of instrument	Net indebtedness
Bonds	403.3
Bank borrowings	653.9
Cash and cash equivalents	(246.6)
Total	**810.6**

Capital expenditure

(in millions of EUR)

Capital expenditure	2000	2001
Food Oils Europe	58.4	34.9
North American Processing	18.0	23.5
Specialty Products	26.9	30.4
Other	(2.3)	1.3
Total	**101.0**	**90.1**
Property, plant and equipment	2000*	2001
Food Oils Europe	246.5	198.0
North American Processing	404.3	380.7
Specialty Products	228.9	249.2
Other	0.2	1.3
Total	**879.9**	**829.2**

* These figures correspond to Cereol's opening balance sheet on January 1, 2001 after accounting treatment of demerger-related goodwill.

Number of employees at December 31, 2001: **5,751**

Changes in employee numbers over the last three years are not significant.

Stock market information

Listing

Cereol shares are listed on the First Market of Euronext Paris SA and are eligible for the deferred settlement system
Sicovam clearing code: 4456

Indexes

Cereol is included in the following indexes:
SBF 80, SBF 120 and SBF 250 (Paris Stock Exchange)
NEXT 150 (Euronext)
Dow Jones Stoxx and Euro Stoxx (Food and Beverage sector)
MID CAC (Paris Stock Exchange since March 2002)

Trading history since July 2, 2001

	2001
Daily average trading volume:	
– number of shares	44,047
– in EUR	1,142,000
High and low share prices (in EUR)	
– High	31.65
– Low	20.15
Year-end price (in EUR)	**28.45**
Market capitalisation at December 31, 2001 (in millions of EUR)	**730.30**

Ownership structure at December 31, 2001

Montedison Group
54.69%
(Voting rights: 55.00%)

Treasury shares
0.56%

Public
44.75%

Shares held by the public, by country. Based on "TPI"
(survey of identifiable holders of bearer shares) conducted on January 31, 2002



59,97% France
14.07% United Kingdom
7.08% Belgium
4.27% Luxembourg
4.24% United States
4.24% Italy
2.97% Switzerland
0.49% Spain
0.13% Germany
2.52% Other

Cereol share performance since July 2, 2001



Left scale
Month-end share prices
(base 100: June 29, 2001)
SBF*
Dow Jones Euro Stoxx *
Cereol*
Dow Jones Food and Beverages*
ADM*
*Base 100: June 29, 2001
Right scale
Monthly trading volumes
140
120
100
80
60
40
20
0
2,000,000
1,750,000
1,500,000
1,250,000
1,000,000
750,000
500,000
J
F
M
A
M
J
J
A
S
O
N
D
J
F
2001
Listed on Stock Exchange
2002

Trading volumes

Month	High	High date	Low	Low date	Last share price	Average share price	Number of shares	Transactions in EUR	Trading days	Average opening share price
July 2001	30.00	2001/07/02	21.10	2001/07/10	25.50	24.49	1,711,948	41,636,645.97	22	24.27
August 2001	27.00	2001/08/31	24.00	2001/08/10	26.95	25.94	715,499	18,530,778.84	23	25.76
September 2001	27.20	2001/09/03	20.15	2001/09/25	23.00	23.47	624,321	14,637,383.94	20	23.72
October 2001	27.28	2001/10/31	21.50	2001/10/02	26.61	24.02	743,150	18,113,584.62	23	23.94
November 2001	30.00	2001/11/23	26.25	2001/11/05	29.80	28.42	946,569	26,913,123.09	22	28.26
December 2001	31.65	2001/12/05	27.00	2001/12/11	28.45	29.22	901,079	26,398,337.63	18	29.34
January 2002	29.37	2002/01/31	28.00	2002/01/03	29.20	28.81	972,695	28,114,704.60	22	28.77
February 2002	29.30	2002/02/01	28.03	2002/02/20	28.82	28.76	1,028,140	29,656,428.58	20	28.63
March 2002	30.63	2002/03/28	28.95	2002/03/05	30.54	29.47	668,143	19,814,380.09	20	29.44

(source Euronext)



Executive Committee

(Left to right)

A. Gerald Backstrom
Chief Financial and Administrative Officer

Aldo Marsegaglia
Director, Consumer Products

William B. Campbell
Director, North American Processing

Henri Rieux
Director, Strategy, Development and Human Resources

Gabriel Krapf
Director, Southern Europe

Carl Hausmann
Chairman and Chief Executive

Evert Van Korlaar
Director, Central Europe

James P. McCarthy
Director, Specialty Products

Claudio Scarrozza
Director, Eastern Europe

Board of Directors

Carl Hausmann
Chairman and Chief Executive

Aldo Marsegaglia
Chief Operating Officer

Guido Angiolini

Piergiuseppe Biandrino

Maurice Lévy

Mario Lombardi

Yves-René Nanot

Angelo Maria Triulzi

Statutory Auditors

Deloitte Touche Tohmatsu
Gramet Nahum & Associés

Group operating structure


Cereol
Food Oils Europe
North American Processing
Specialty Products
Consumer Products
Southern Europe
Central Europe
Eastern Europe
Lesieur (France)
Cereol Trituration (France)
Carapelli (Italy)
Cereol Italia (Italy)
Moyresa (Spain)
Novaol
Cereol Deutschland (Germany)
Z.T. Kruszwica (Poland)
Cereol Benelux (Netherlands)
Ölmühle Bruck (Austria)
Cereol Magyarország (Hungary)
Doep (Ukraine)
Unirea (Romania)
Oleina (Ukraine, Russia)
Central Soya
CanAmera (Canada)
Proteins & Lecithins

Three core businesses

Food Oils Europe

The Food Oils Europe division processes oilseeds and markets protein rich meal (also known as cake), as well as sunflower, rapeseed, soya and other food oils. A significant volume of food oil production is sold under well-known brands.
With operations in the European Union and Central and Eastern Europe, the division had sales of EUR 3,502.1 million in 2001. Its 24 production units processed 7.4 million tonnes of oilseeds, 19,200 tonnes of lecithins and sold 1.6 million tonnes of refined oil, 1,107 million litres of bottled oil and 4.9 million tonnes of meal.

North American Processing

The North American Processing division processes oilseeds and markets protein rich meal, soya oil and canola (rapeseed) oil.
With operations in the United States and Canada, the division had sales of EUR 1,447.5 million in 2001. Its 21 production units processed 6.2 million tonnes of oilseeds, 800 tonnes of lecithins and sold 1.3 million tonnes of refined oil, 326,000 litres of bottled oil and 4.8 million tonnes of meal.

Specialty Products

The Specialty Products division processes and markets high value-added food ingredients, (mainly further-processed proteins and lecithins but also nutritional micro-elements). With operations in North America and Europe, the division had sales of EUR 228.1 million in 2001.
Its 7 production units processed 38,800 tonnes of lecithins and 192,900 tonnes of proteins.

Background

- Béghin-Say acquires Italiana Olii & Risi, Lesieur (France's leading food oil brand), Koipe (Spain's leading food oil brand), Carapelli (Italy's leading olive oil brand) and OESA (a major Spanish oilseed crusher).
- In North America, Béghin-Say acquires control of Central Soya (active in soya crushing, refining and bottling, as well as protein and lecithin production).

Since 1990, Cereol has made a series of acquisitions and set up a number of partnerships to support its geographic and business development, while maintaining its strategic focus on the food oil, protein and lecithin markets.

- Cereol acquires VDO Mannheim, the German crushing, refining and bottling operation.
- Lesieur acquires a stake in Oli Provence, an olive oil specialist.

1992

- Koipe acquires Elosua and Carbonell in Spain
- Cereol expands into Eastern Europe by acquiring NMRt, the market leader in Hungary.

Central Soya deepens its penetration of the North American market by establishing a joint venture with Canadian agricultural cooperatives.

- Cereol acquires Continental Grain's crushing and refining plant in Italy.
- Central Soya expands its presence in the protein segment.
- Creation of Medeol, regrouping consumer products.

- Cereol establishes Noveol to develop bio-fuels.
- Cereol and Aceprosa (Bunge) agree to combine their crushing and refining operations in Spain in a joint venture.

Highlights

Eridania Béghin-Say demerger

The Eridania Béghin-Say Group demerger was approved by the shareholders of Eridania Béghin-Say and the four new companies (Béghin-Say, Cereol, Cerestar, Provimi) on June 25 and 30, 2001.
The "new" Cereol took over all the businesses previously managed by Cereol and Central Soya within the Eridania Béghin-Say Group. The demerger was made effective for legal and accounting purposes from January 1, 2001.
The shares of Cereol and those of the other three companies created out of the demerger were listed on the first market of the Paris Stock Exchange-Euronext on July 2, 2001 (Sicovam code: 4456) and the Eridania Béghin-Say shares were delisted.
Full details of the demerger are provided in the "Document E" approved by the COB under visa no. 01-636 on May 25, 2001 and included in the appendix to the reports of the Boards of Directors of Eridania Béghin-Say and Cereol.

Integration, rationalisation and development of the business Growth in high value-added markets

Cereol Deutschland acquired Unilever's bottling plant in Mannheim in July 2001, with title to the plant being transferred to Cereol Deutschland on January 1, 2002. The current oil bottling lines will be integrated in this new oil and vegetable fat packaging plant. The transaction will open up new markets for Cereol as well as offering scope for industrial synergies and efficiencies in its logistics.
In November 2001, Cereol signed a letter of intent with the Utrecht municipal authorities in the Netherlands, concerning the closure of its crushing plant in 2002. Closure of the plant was decided because of the structural problems inherent in its geographical location.
During the second half of 2001, Central Soya announced the construction of a new US vegetable oil refinery in Morristown (Indiana). The integration of crushing and refining operations on the same site will allow Cereol to refine all the crude oil it produces in the United States.

- Cereol agrees a joint venture in Austria with Ölmühle Bruck, the country's leading oilseed crusher.
- Cereol acquires a majority stake in Z.T. Kruszwica, Polish leader in crushing, refining and food oil sales.
- Cereol launches the Oleina brand in Russia and opens a purchasing office in São Paulo, Brazil, one of the world's leading soya producers.
- Lesieur acquires Unilever's food oil brands in France.

- Cereol agrees on a partnership with France's Sofiproteol covering the operation of crushing and refining plants. Central Soya acquires the Sogip protein plant in Bordeaux, France.
- Cereol acquires a majority interest in DOEP, Ukraine's leading oilseed processing company.

- Cereol acquires Unirea, a major crushing, refining and food-oil bottling company in Romania.
- Central Soya acquires Colfax Inc.'s refining and packaging plant.

- The European operations of "old Cereol" and Medeol are combined within "new Cereol". The North American processing operations and the protein and lecithin businesses are also combined.
- Ducros, which no longer represents a strategic fit with the other businesses, is sold.



alpha™

In October 2001, the Specialty Products division launched a new soluble protein line, αlpha™. This innovative product paves the way for the Group's entry in the beverage and dairy products markets. The proteins will be manufactured at the new plant in New Bremen (Ohio).

Divestment of non-strategic businesses

In 2001, Cereol refocused on its core oilseed and oilseed derived products businesses.
In connection with the strategic refocusing, the decision was made in October 2001 to sell Riso Eurico Italia, an Italian rice producer and marketer. In December 2001, Cereol sold its minority interest in Bruni, a Romanian margarine producer.
On October 2, 2001, Sos Cuétara SA filed a tender offer for Koipe with the Spanish stock exchange authorities (CNMV). Following this offer, Cereol signed an agreement with Sos Cuétara SA for the sale of its entire 51.24% direct and indirect stake in Koipe SA. The transaction was closed on December 19, 2001. Following the sale of Koipe, Cereol is now planning to sell Carapelli, its Italian subsidiary.

Subsequent events

The following events took place between January 1 and March 2002:
- in February 2002, Cereol acquired an additional 49% stake in Oleina Holding, raising its interest to 100%.
The transaction involved payment of USD 27 million to Oleina Holding's former shareholders, with the final amount adjustable upwards or downwards according to results of arbitration between Cereol and these shareholders.
Oleina Holding is active through its subsidiaries in crushing, refining, packaging and marketing in Ukraine and Russia.
- in March 2002, Central Soya of Canada, an indirect subsidiary of Cereol, signed an agreement to acquire 50% of the Canadian company CanAmera, raising its interest to 100%. The transaction is expected to take place in May 2002 for an amount of 78 million Canadian dollars. CanAmera is Canada's largest food oil producer and is part of the North American Processing division.


Business overview

In 2001, raw materials prices were satisfactory and worldwide demand for food oils and proteins grew compared with the previous year.
Cereol reaped the benefits of these favourable conditions and also of its main strategic initiatives in the areas of:
- industrial efficiency and cost containment,
- innovation and the development of high added-value products,
- vertical integration.

Most of the Group's businesses significantly improved on their previous year's performance. 2002 should be another good year, with results on a par with 2001.

General environment

World environment

The long period of economic growth enjoyed by the United States finally came to an end in late 2000. The economy continued to lose momentum throughout 2001, especially after the events of September 11. The European economy continued to grow during most of 2001, but started to show signs of weakness in the fourth quarter in the wake of the US downturn.

These economic developments could reasonably have been expected to depress the Group's markets but in fact, food oil consumption and demand for proteins held up well.

The Group's 2001 results were weakened by high mineral oil prices. For several months, the price hovered at around USD 25 to 30 per barrel (Brent), before easing back to USD 20. However, exchange rates were generally favourable to Cereol's business. The Euro held relatively firm against the dollar, at an average rate of 0.90.

Business environment

The oilseed markets in general, as well as the specific seed, oil and meal markets, have to be analysed on a global level. Oils and meal are consumed and produced world-wide, while oilseed varieties are numerous and are present in all major world crop-producing areas. These raw materials, in addition, are shipped and traded easily, and their prices are quoted on a number of world exchanges. Cereol's business environment is thus shaped by trends in the costs of raw materials (oilseeds) and the prices of their oil and meal end-products.


Evolution of soybean prices
Monthly average rate in USD/Tonne
Seeds = Brazil, cif Rotterdam - US, cif Rotterdam
Oils = Dutch, fob ex-mill
Meals = 44/45% Hmb, fob ex-mill
500
400
300
200
100
0
December
February
April
June
August
October
December
February
April
June
August
October
December
2000
2001


Evolution of sunflower prices
Monthly average rate in USD/Tonne
Seeds = EU, cif Lower Rhine
Oils = EU, Fob, N.W. Eur. Ports
Meals = Sun.pell, 37/38%, Arg/Ur, cif Rot
700
600
500
400
300
200
100
0
December
February
April
June
August
October
December
February
April
June
August
October
December
2000
2001


Evolution of rapeseed prices
Monthly average rate in USD/Tonne
Seeds = UE, cif Hmb
Oils = Hamburg, fob, ex-mill
Meals = 34%, fob ex-mill, Hmb
500
400
300
200
100
0
December
February
April
June
August
October
December
February
April
June
August
October
December
2000
2001

Seeds Oils Meals

Source: Oil World.

Oilseed production in the world's main growing areas was generally satisfactory, although crops were uneven depending on the type of seed.

Soya crops were abundant. In the United States and South America, the world's two largest soya producing regions, crops reached a record high for the second year in a row. The rapeseed crop in Europe was on a par with the previous season. However, the Canadian rapeseed (canola) crop declined due to a reduction in sown areas and poor weather.

World sunflower seed production contracted sharply, with the largest reduction registered in Argentina and Eastern Europe.

Demand for food oils and meal remained good in 2001. The European protein market expanded significantly, following the ban on meat and bone meal in animal feed and its replacement by vegetable protein. Higher food oil and meal prices boosted the earnings of most of Cereol's businesses.

Regulatory environment

In the European Union, oil seed cultivation is governed by the Agenda 2000 measures adopted in March 1999, which provide for a reduction in direct aid paid to European oil seed producers. This policy led to a decrease in sown areas. The production potential for oilseeds will be analysed in more detail in the Mid-Term Review to be produced by the European Commission in 2002, at the request of the European Council. If the Mid-Term Review shows that production potential has been scaled back too far, the Commission will recommend corrective measures - such as an increase in aid or the creation of a safety net - to restore an appropriate balance between cereal and oilseed production.

Evolution of the world oils and fats market
In million tonnes


160
140
120
100
80
60
40
20
0
1976/1981
1981/1985
1986/1990
1991/1995
1996/2000
2001/2005
2006/2010

Global market
Vegetable oils
Animal fats



In 2001, the European Commission established a legal framework for proposals concerning genetically-modified organisms. This framework was anxiously awaited by food companies, to help them respond more effectively to the specific needs of their customers and consumers' demands for greater transparency.

Lastly, the Commission has presented a new proposed legal framework to the European Parliament and Council, to enhance food safety in Europe. To this end, the Commission is in the process of setting up a European Food Safety Agency (EFSA) which should be operational in 2002.

In the United States, oilseed cultivation is governed by the Federal Agriculture Improvement and Reform Act (FAIR Act) of 1996. This Act, which introduced incentives for oilseed producers, is scheduled to be reviewed by the US Congress in 2002. The current US Farm Bill, which lays the groundwork for the new Act, does not include any measures that would adversely affect oilseed producers.

At the World Trade Organisation (WTO) conference in Doha (Qatar) in November 2001, the basic aims of free market access, lower tariffs, abolition of customs barriers and lower subsidies, were reaffirmed. The need to preserve rural farming areas and to increase consumer confidence in food safety was specifically stressed.

China's application to join the WTO was accepted. This is a major event which will ultimately give the world's food oil and protein producers better access to the fast-growing Chinese market.

Principal risk factors

Oilseed markets are considered as raw materials markets whose prices fluctuate according to offer and demand. Seed purchase prices, as well as oil and meal sale prices, are thus very volatile and can experience wide swings. Margins are directly impacted by these swings and may therefore vary as well.

The Cereol Group's strategy is aimed at keeping negative market effects to the minimum through:
- diversifying seed sourcing, which enables optimisation of procurement costs;
- managing raw materials risks through the systematic use of hedging;
- increasing expertise in international raw materials markets. Cereol's Chicago Board of Trade office, for example, can act more efficiently on the market and optimise hedging transactions;
- improving logistics and shipping expertise on both the international and local levels;
- operating industrial sites that are well-positioned for both seed supplies and consumption centres in order to optimise logistics;
- cost-cuttting on a systematic basis, particularly in its industrial operations;
- developing geographical diversification (North America, and Western and Eastern Europe);
- developing product diversification, among food oils, seeds, derived products and specialties;
- developing vertical integration. Cereol is one of the rare international groups in its sector that is integrated from seeds to end-products and from farm-procurement to bottles on supermarket shelves.

The two last objectives, particularly, are essential aspects of its strategy to lower the negative impacts of swings in raw materials markets.

Probable changes in the regulatory environment described above, could also have significant positive or negative consequences on the Group's various activities that are not possible to quantify in advance.



Safety and risk management

Quality, food safety and environmental protection are three of Cereol's strategic priorities.
Cereol's units in Europe and North America are committed to acting as model corporate citizens in these areas.
The Group's technological network – built around several R&D centres and specialist laboratories in four European countries and the United States – uses innovation to develop competitive responses to quality and food safety issues.

Environment

Cereol's environmental policy is applied by all of its subsidiaries. The policy gives priority to preventing pollution, while also aiming to deliver a steady reduction in the environmental impact of the Group's industrial operations. In Spain, the Moyresa plant in Barcelona has obtained ISO 14000 certification, and the Group's Hungarian subsidiary has applied for a similar certification. This policy will be rolled out to other plants.
During 2001, Cereol met several additional environmental protection targets. Water consumption in Poland was cut by 40% , a waste-water processing unit was installed in Spain with a throughput of 5 cu.m./hour and in Ukraine organic solvents (VOC) emissions in the atmosphere were cut by 90%.

As part of the drive to protect natural resources, work was performed on renewable-energy boilers in Hungary – which burn sunflower husks – to reduce gas consumption by around 15%. New 10%-lighter plastic bottles were developed to reduce consumption of non-renewable energy (oil) and the volume of plastic waste.

Safety

A variety of measures have been taken in the area of food safety.
Cereol is committed to meeting the highest standards of food safety and quality, by setting up raw materials traceability systems and quality assurance programmes.
The Group also continued to invest in enhancing the protection of staff and facilities, in particular by installing new detection and prevention systems. For example, central electrical installations at the plants have been protected by CO^2 systems and heat and smoke detectors have been installed. The Central Security Department continued to implement staff training programms in Italy, Romania and the Ukraine.
Following the events of September 11, 2001 in the United States, Cereol stepped up the security audits underway at the time and reviewed all of its procedures to comply with the new recommendations of The United States Office of Homeland Security. Cereol's policy in the United States and Europe is to increase all bio-security measures and procedures.

Quality

**Cereol kept up its policy to preserve the quality of its products by establishing new quality assurance systems. During the year, the plants in Ukraine and Spain obtained ISO 9001/2000 certification. 90% of Cereol plants have already obtained ISO 9002 certification and the Group has established a quality communication intranet.
To guarantee product integrity and traceability, manufacturing processes have been modified and quality controls have been stepped up to comply with the increasingly stringent food safety standards and to meet consumer requirements more effectively.**



Cereol's environmental charter

Commitments

Cereol is committed to taking all initiatives necessary for compliance with environmental standards and regulations. Its policy in this area is as follows:

- **Cereol undertakes to comply** scrupulously with all official environmental laws and regulations and to go further wherever possible or necessary. In all cases not covered by laws or regulations or where existing laws and regulations are inadequate, Cereol will establish its own environmental standards and practices;
- **To develop and apply** environmental management principles as a general management rule for all Cereol plants;
- **To minimise the impact** of manufacturing operations on the environment by working to improve monitoring programs and performing periodic audits;
- **To provide training** to raise awareness of environmental issues among all employees concerned;
- **To improve the efficiency** of all operations in order to avoid excessive pollution and to use natural resources responsibly by working to reduce raw materials needs.

Principles

Cereol is committed to fighting pollution and protecting the environment. The Group's environmental policy is based on three core principles:

To minimise

the impact of manufacturing operations on the environment.

To prevent

pollution and, wherever possible, eliminate the negative effects of potentially polluting activities.

To establish

management systems to steadily improve environmental performance and protect employees, equipment, services and products.



Research and development

Fundamental and applied research

- Development of *in vitro* animal digestion models to improve knowledge of animal physiology and biochemistry.
- Bio-availability of polyphenols in the human body.
- Research into phytosterols.
- Research into oilseeds with enhanced fatty acid content.

Cereol's strategy is to use cutting-edge manufacturing and product technologies. The Group invests heavily in research and development. Research programmes focus on enhancing upstream competitiveness (to optimise manufacturing processes) and downstream innovation (to develop products that meet the needs of customers and end-users). New product development focuses on food oils, proteins and lecithins, with the aim of improving product flavour, texture, nutritional properties and health benefits. The new αlpha™ soluble protein line launched in October 2001, is a perfect illustration of the Group's R&D effort.



Country	
France	14
Denmark	18
Hungary	20
Italy	9
United States	42
Total	**103**

R&D workforce by country
at December 31, 2001

In Europe and North America, cooperation agreements and joint programmes with research bodies, public research institutions, universities and hospitals help to promote experience and knowledge-sharing, larger-scale trials and more effective use of scientific tools.

Cereol's strengths in the area of research include:

- **High-level knowledge** in the area of fundamental research;
- **Expertise** in applied research;
- **Expertise** in the development of new products and processes;
- **Excellence** in applications development.

With several research centres and specialist laboratories in four countries in Europe (Denmark, France, Hungary and Italy) and the United States, including major facilities in Budapest and Fort Wayne, the Cereol technological and scientific network allows the Group to develop competitive products that lead the field in terms of innovation.

The Cereol Group's research and development budget reached EUR 4.4 million in 2001, with a staff level of 103.

New product development and process enhancement

- Highly viscous functional soya protein concentrates for the meat industry.
- New generation lecithin granules for the feed supplement market.
- Rapeseed and sunflower seed lecithins, oil additive and oils with a higher liposoluble vitamin content.
- Environmentally-friendly food oil production processes using physical refining techniques.
- Technologies to extract secondary ingredients from by-products.

Applications development

- Application of membrane filtration techniques to oil refining processes.
- Application of various protein and oilseed-based substances in the production of fish feed.
- Use of lecithin for mineral flotation.



Human resources



Number of employees at
December 31, 2001

France	13.81%	794
Italy	8.24%	474
Spain	5.88%	338
Other EU [1]	7.39%	425
Central Europe [2]	37.33%	2,147
North America [3]	27.14%	1,561
Other countries [4]	0.21%	12
Total	**100%**	**5,751**

(1) Including Austria, Denmark, Germany and the Netherlands.
(2) Including Hungary, Poland, Romania, Russia, Switzerland, Ukraine.
(3) Including USA and Canada.
(4) Including Brazil and China.

Sources: Human Resources Department.
Differences compared with consolidated figures are due to differences in scope.

The Group has developed a policy to steadily improve productivity by enhancing its internal organisation and developing the skill base at all levels in the organisation.
Cereol considers that the men and women working for the Group are instrumental in guaranteeing the development of the business and, as such, represent a critical success factor.
Cereol has expanded rapidly in recent years and has developed a three-pronged human resources policy to combine growth with efficiency:
◦ **To strengthen** the skills and expertise of teams and their managers, in line with the Group's objectives concerning the skill base;
◦ **To promote** independent local management of human resources while ensuring that the Group's overall policy is adhered to;
◦ **To create** a Group culture and the necessary conditions to help staff develop and successfully build their careers.
Cereol has highly competent and experienced staff in all management functions throughout the Group. This has been achieved through a strong commitment to staff training, sustained efforts to help staff move up the career ladder and, where necessary, the recruitment of experts who subscribe to the Cereol culture.
Cereol attaches considerable importance to internal communication in order to ensure that all staff are kept informed of developments within the Group. Priority is given to using tools based on new technologies.

Comments on the consolidated financial statements

Changes in exchange rates, had a fairly limited impact in 2001, adding EUR 41.2 million to sales. The dollar gained 3.17% against the Euro and the Polish Zloty gained 9.21%, based on average exchange rates.
Changes in the scope of consolidation were also very limited. Companies deconsolidated during the year trimmed EUR 8.7 million from sales.

Consolidated sales totalled EUR 5,178.6 million, up 8.7% on pro forma 2000 sales. The increase reflects the impact of higher raw materials prices and sales volumes.
Excluding the currency effect and changes in the scope of consolidation, like-for-like sales rose 8%.
Consolidated operating income soared by 131.8% to EUR 200.5 million. Margins improved significantly in Europe and the United States, offsetting margin erosion in Canada and higher energy costs.
Excluding the currency effect and changes in the scope of consolidation, operating income rose 120.5%.

Consolidated net financial expense, in the amount of EUR 64.9 million, corresponds primarily to interest on bonds and bank debt. It also includes exchange gains and losses, related mainly to the Group's US, Polish and Romanian subsidiaries.

Consolidated pre-tax income from continuing operations totalled EUR 135.6 million, an increase of 298.8% compared with the pro forma 2000 figure.

The Group had **net non-recurring income** of EUR 6.1 million, as opposed to net non-recurring expenses of EUR 17.7 million in 2000 pro forma. The 2001 figure includes EUR 24.8 million in gains on asset disposals, corresponding primarily to the sale of the Koipe Group.

Other non-recurring items, representing a net expense of EUR 18.7 million, include EUR 6.8 million in Eridania Béghin-Say demerger costs, a EUR 6 million debt waiver in favour of Riso Eurico Italia, restructuring costs of EUR 1.6 million and various other non-recurring items totalling EUR 4.3 million.

Corporate income tax stood at EUR 55.9 million. In France, the tax charge includes the surtax introduced in 1995 and the 3.3% surtax applicable as from January 1, 2001. The cumulative impact of these surtaxes was EUR 2.8 million. In Italy, the tax charge includes "IRAP" tax in the amount of EUR 1.3 million, recognised in accordance with recommended accounting practice. The effective rate of tax paid by the Group in 2001 was 40.0%.

Group share in income of companies accounted for by the equity method amounted to EUR 1.8 million, amortisation of goodwill stood at EUR 3.9 million and minority interests represented EUR 13.2 million. **Consolidated net income - Group share** - came to EUR 70.5 million, reflecting the combined benefits of improved operating margins and business rationalisation measures, leading to the establishment of cost reduction and industrial restructuring targets.

The consolidated balance sheet at December 31, 2001 shows shareholders' equity - Group share - of EUR 956.2 million, versus EUR 914 million at January 1, 2001.

The EUR 42.2 million increase in **consolidated shareholders' equity-Group share** - reflects the inclusion of net income for the year 2001 of EUR 70.5 million, payment of the 2000 dividend in the amount of EUR 22.8 million and a net negative translation adjustment of EUR 5.5 million.

After deducting cash (EUR 244.3 million) and cash equivalents other than treasury shares (EUR 2.3 million), the Group's **net indebtedness** at December 31, 2001 came to EUR 810.6 million.

Operating working capital at December 31, 2001 stood at EUR 836.5 million versus EUR 832.6 million at January 1, 2001.

The net debt-to-equity ratio was 0.82 at December 31, 2001. Interest cover (operating income/net financial expense) was 3.08x.

Main changes in scope of consolidation in 2001

	2000	2001	Difference
Food Oils Europe			
Riso Eurico Italia (divested on October 10, 2001)	+12 months	+9 months	- 3 months
Koipe (divested on December 19, 2001)	+12 months	+12 months	-

From the field to the table








One of Europe's leading oilseed crushers, with 20% of the market (including Central and Eastern Europe).

No. 1 in Europe in bottled oils

24 plants



Sources: Cereol/Oil World.

Business review

food oils

Europe

(in millions of EUR)	2000	2001
External sales	3,138.7 *	**3,502.1**
Operating income	67.3 **	**168.1**

* 2000 pro forma figures.
** 2000 pro forma figures, including accounting treatment of demerger-related goodwill.

Raw materials processing volumes

(in million tonnes)	1999	2000	2001
Soyabeans	4.3	4.1	**4.3**
Other oilseeds	2.6	3.4	**3.1**

Production volumes

(in million tonnes)	1999	2000	2001
Meal	4.8	4.6	**4.9**
Crude oil	1.9	2.0	**2.2**
Refined oil	1.5	1.6	**1.6**
Bottled oil (million litres)	741	793	**1,107**
Lecithins (in thousand tonnes)	16.5	18.3	**19.2**





Products

SEED OIL
(CRUDE AND REFINED OILS)
BLENDED SEED OIL
FRYING OIL
SUNFLOWER SEED OIL
PEANUT OIL
SOYABEAN OIL
RAPESEED OIL
MAIZE OIL
FLAVOURED OIL
VIRGIN EXTRA OLIVE OIL
OLIVE OIL
VINEGARS
CRUDE AND FURTHER PEOCESSED LECITHINS
PROTEIN RICH MEALS
ESTER FROM VEGETABLE OIL

Markets

FOOD PROCESSING
COMPOUND FEED INDUSTRY
NON-FOOD INDUSTRIES
MULTIPLES
SMALL SHOPS
CATERING
EXPORT

Main competitors

ADM
CARGILL

Seed Oils

In 2001, the Food Oils Europe division reaped the benefits of an overall recovery in crushing margins, fuelled by increased demand for oils and proteins for animal feed. Following the bovine spongiform encephalopathy (BSE) crisis, the European Union banned the use of meat and bone meal in all animal feed. Soya meal was the first to benefit from this ban, which also boosted the market for protein by-products from all other oil seeds. Certain EU countries extended the ban to animal fats, triggering a large-scale shift towards the use of vegetable fats in animal feed production.
All of these developments helped to boost crushing margins throughout the European Union, benefiting our businesses in Spain, France, the Netherlands and Germany.
Sunflower seed and rapeseed crushing margins also improved, albeit less rapidly. Higher oilseed prices were only partly matched by modest increases in oil prices in the first half of the year. However, oil prices rose sharply in the second part of the year.


CARAPELLI
FLORIOL
FRIAL
FRIGGIBENE
FRUIT D'OR
GIGLIO ORO
HUILE D'OLIVE LESIEUR
ISIO 4
KUJAWSKI
LARA
LE JARDIN D'ORANTE
LESIEUR ARACHIDE
LESIEUR TOURNESOL
OLEINA
OLEK
OLÎ
TEODORA
UNISOL
VENUSZ...

In the French market, Lesieur's olive oil brands (Huile d'olive Lesieur, Olî, Carapelli) and flavoured oil brand (le Jardin d'Orante) continued to gain ground and its seed oil brands held onto their positions. Total bottled oil sales volume rose 5% compared with 2000. Optimum use of production capacity and tight control over costs helped to boost margins. In 2001, Lesieur's share of the bottled seed oil market (consumer market) topped 47% and Isio 4 became the biggest selling brand in France.
In July 2001, Cereol Deutschland strengthened its upstream integration, in accordance with Group strategy, by purchasing the Unilever bottling plant in Mannheim.

(Sources: Nielsen /Secodip)


Олейна
Vénusz



Oilseed harvests

(million tonnes)	1999/2000	2000/2001	Estimated 2001/2002
EU soya	1.3	1.0	**1.3**
Sunflower	13.5	13.3	**10.5**
Of which *EU*	*3.2*	*3.3*	***3.0***
Eastern Europe	*10.2*	*10.0*	***7.5***
Rapeseed	14.4	11.4	**11.4**
Of which *EU*	*11.5*	*9.0*	***8.6***
Eastern Europe	*2.9*	*2.4*	***2.8***

Average oil prices

(USD per tonne)	1999/2000	2000/2001	Estimated 2001/2002
Soyabean oil	427	338	**354**
Sunflower seed oil	507	392	**485**

Source: Oil World Reports.

In Central and Eastern Europe, 2001 was a year of consolidation. Food oil consumption continued to grow and demand for oilseed protein in the animal feed industry rose sharply. To meet this sustained demand, the Cereol plants operated at full capacity. Sales of locally-produced and imported table oils by Cereol subsidiaries in Central and Eastern Europe totalled around 500 million litres. The bulk of sales were under the subsidiaries' own brands. Margins were further boosted by an ambitious programme of capital spending to lower the cost base.

Outlook

On November 6, 2001, Cereol signed a letter of intent with the Utrecht municipal authorities concerning the sale of the crushing plant operated by Cereol Benelux. The plant will be decommissioned on May 1, 2002.
The outlook for Cereol Europe is good. All of the division's businesses look set to match their 2001 results in 2002.


Huile d'Olive
Lesieur
Oli

Olive Oil

Olive oil prices remained flat following the abundant 2001 crop, helping Koipe and, to a lesser extent, Carapelli to achieve good results in terms of volumes and margins.
However, following a strategic review of its businesses, Cereol decided that olive oil distribution was on the sidelines of its core business. The Group therefore sold its majority interest in Koipe in December 2001 and began looking for alternative solutions for the future of Carapelli.

Biodiesel



Conditions in the biodiesel market were satisfactory in 2001. The high oil prices pushed up esterification margins and production volumes climbed 45% compared with 2000. The political context is favourable to the development of clean renewable fuels in Europe.

The German market is expanding rapidly. Biodiesel consumption in France and Italy is also high, but the quota system acts as a brake on market growth. The outlook for Novaol in 2002 is promising, although market conditions are unlikely to be as good as in 2001.

From the field to the table






No. 1 in oilseed crushing in the east of North America

No. 4 oilseed crusher in the United States

No. 1 crushing and bottling group in Canada

21 plants



Business review

North American processing

(in millions of EUR)	2000	2001
External sales	1,421.3*	**1,447.5**
Operating income	12.1**	**25.4**

**2000 pro forma figures.*

** 2000 pro forma figures, including accounting treatment of demerger-related goodwill.

Processed raw materials
Central Soya + CanAmera (100%)

(in millions of tonnes)	1999	2000	2001
Soyabeans	4.7	4.9	**5.0**
Other oilseeds	1.4	1.5	**1.2**

Production volumes

(in millions of tonnes)	1999	2000	2001
Meal	4.5	4.8	**4.8**
Crude oil	1.6	1.5	**1.5**
Refined oil	1.1	1.1	**1.3**
Bottled oil (million litres)	231	347	**326**
Lecithins (in thousand tonnes)	1.2	1.1	**0.8**



United States

Conditions in the oilseed crushing market were good in 2001. Following an abundant soybean crop for the second year running, plants operated at full capacity to meet the buoyant demand for proteins and oil, leading to record crushing volumes.
These favourable conditions fuelled a sharp improvement in Central Soya's operating income, despite the increase in production costs triggered by higher energy prices.
Refining and bottling margins also improved.

Products

SEED OIL
(CRUDE AND REFINED OILS)

CRUDE LECITHINS

PROTEIN RICH MEAL

Markets

FOOD PROCESSING
CATERING
ANIMAL NUTRITION
NON-FOOD INDUSTRIES
EXPORT

Main Competitors

ADM

BUNGE

CARGILL

Canada

For CanAmera, however, 2001 was a difficult year.
The canola (rapeseed) crop fell to 5.1 million tonnes in 2001 from 7.1 million tonnes the previous year, reflecting a 13% decline in sown areas in response to the 2000 downturn in world oilseed prices. Crop levels were also adversely affected by poor weather conditions. The resulting shortage of oilseeds depressed capacity utilisation rates and squeezed crushing margins.
The 2001 soyabean crop was also disappointing. Poor weather conditions led to lower yields and the 2001 crop was around half the size of that of 2000. To shore up capacity utilisation rates, CanAmera was forced to import soybeans from the United States, increasing its raw materials costs.



Oilseed harvests

(million tonnes)	1999/2000	2000/2001	Estimated 2001/2002
Soya	72.2	75.0	**78.7**
Canola	8.8	7.1	**5.0**

Average prices

(USD per tonne)	1999/2000	2000/2001	Estimated 2001/2002
Soyabeans	200	210	**195**
Soya meal	165	200	**198**

Source: Oil World Reports.



Highlights

In the United States, the Pawtucket bottling plant in Rhode Island acquired in 2000 was upgraded during 2001 to raise productivity rates and improve operating reliability. This new plant has strengthened Central Soya's position in the strategic East Coast markets.

However, the main highlight of the year for the North American Processing division was the decision to build a new refinery and lecithin plant alongside the Morristown crushing facility in Indiana. Work began in May and is going ahead according to plan. The plant is scheduled to come on stream during the summer of 2002. It will raise Central Soya's refining capacity to a level equal to its crude oil production capacity, enabling Central Soya to refine all of its crude oil production in the United States.


THIS SIDE UP

Outlook

The outlook for 2002 is generally good.

In the United States, USDA (United States Department of Agriculture) forecasts point to a steady rise in soya protein and oil consumption. In addition, 2002 should see a sharp increase in soya oil exports, to offset the expected decline in worldwide production of rape seed, sunflower seed and other oils.

In view of the poor 2001 oilseed crop in Canada, CanAmera is unlikely to see any real improvement in results until the new crop is brought in during the summer of 2002. Despite these difficulties, CanAmera is keeping up its capital spending programmes and its drive to lower the cost base, in order to maintain its leadership position in the Canadian market.

CanAmera's performance will improve and will match the targets set for the business once Canadian agricultural output returns to a normal level. On March 27, 2002, Central Soya of Canada signed an agreement with our Canadian partners to acquire their 50% interest in CanAmera's capital, thereby increasing the Cereol Group's CanAmera stake to 100%.

FROM THE FIELD TO THE TABLE








World leader in high value-added further-processed proteins and lecithins

7 plants



Business review

specialty products

(in millions of EUR)	2000	2001
External sales	203.8 *	**228.1**
Operating income	14.5 **	**16.0**

* 2000 pro forma figures.
** 2000 pro forma figures, including accounting treatment of demerger-related goodwill.

Production volumes

(in thousand tonnes)	1999	2000	2001
Lecithins	32.4	36.6	**38.8**
Proteins:			
North America	86.8	85.7	**98.0**
Europe	71.0	88.5	**94.9**



The Specialty Products division, which manages Cereol's worldwide protein and lecithin businesses, operates in a competitive market shaped by buoyant demand. In 2001, these conditions were a source of both opportunities and market tension. The economic slowdown in North America, the impact of the strong dollar on South American economies and Argentina's economic difficulties depressed sales and margins in the Americas. By contrast, improved economic conditions in Eastern Europe and Asia fuelled very strong demand for proteins in these markets. The Specialty Products division also benefited from buoyant demand from the European animal nutrition market.

Products

FURTHER-PROCESSED LECITHIN AND PROTEIN CONCENTRATES

NUTRITIONAL MICRO-ELEMENTS

PROTEIN RICH MEAL

Markets

FOOD PROCESSING

ANIMAL NUTRITION

Main Competitors

ADM

BUNGE

LUCAS MEYER

Proteins

The Specialty Products division launched several new products in 2001. These innovative products are the payoff from several years of increased investment in R&D, including the construction of a new technology innovation centre at the division's headquarters in Fort Wayne, Indiana.

One of the highlights of the year was the October 2001 launch of a new soluble protein line, αlpha™. These cutting-edge products give the Specialty Products division a competitive advantage in the fast-growing nutrition markets. αlpha™ satisfies the health claims formulated by the US FDA (Food and Drug Administration) concerning the role of soya proteins in lowering blood cholesterol levels. The recently-acquired production facility at New Bremen, Ohio, has been refurbished and upgraded to integrate the patented αlpha™ technology. Purchased at the end of 2000, the facility began manufacturing products for the market in the third quarter of 2001 and production capacity is currently being increased.

Also in 2001, a new line of blended proteins was successfully launched in the meat-producing markets in Russia and other countries of Eastern Europe. The innovative product line will be manufactured at the new soya functional proteins plant under construction at Aarhus in Denmark.






Lecithins

Several new lecithins were also launched successfully in 2001. They include Soy Healthy ME, a new range of highly concentrated de-oiled lecithins. This range was developed in response to the US FDA approval of nutritional claims for choline.

Choline is a phospholipid that helps to reduce the risk of memory loss, as well as of liver and heart disease.

Lecithin has long been recognised as being the substance with the highest biological choline content and is now described by healthcare professionals as "the new vitamin".

Lastly, a new line of sunflower seed and rapeseed lecithins, Centrosoft® was launched in November 2001. The line is designed to meet demand from European food processors for traditional products. Cereol plans to increase lecithin production capacity at several plants in Europe to keep pace with this growing demand.

Outlook

The outlook for the Specialty Products division in 2002 is very promising. The good results achieved in the fourth quarter of 2001 testify to the sharp improvement in volumes and margins, coupled with a return to more reasonable energy costs. The build up of sales of the new products launched in 2001 and the expected improvement in the US economy should fuel strong growth in 2002.

All of these factors, combined with the development of new applications, should result in an improvement in the division's margins.



Consolidated financial statements

2001

assets

(in million of EUR)	December 31, 2001	January 1, 2001 [1]	Historical December 31, 2000 [2]	Historical December 31, 1999 [2]
Non-current assets				
Goodwill (note 4)	158.1	143.9	263.2	407.7
Intangible assets (note 5)	131.3	282.4	248.7	421.8
Property, plant and equipment (note 6)	829.2	879.9	754.3	743.1
Investments accounted for by the equity method (note 7)	27.8	34.1	34.0	26.0
Non-consolidated investments (note 8)	1.1	3.2	1.6	2.2
Other financial assets (note 9)	16.7	1.4	1.5	4.0
Current assets				
Deferred tax assets (note 20c)	33.5	46.6	142.7	134.8
Inventories and work-in-process (note 10)	750.3	786.0	794.7	746.5
Trade receivables	436.0	489.0	467.9	521.2
Other current assets (note 11)	109.6	162.2	179.0	177.4
Marketable securities (note 12)	5.6	40.8	40.8	0.0
Cash	244.3	87.9	62.0	75.1
Total assets	**2,743.5**	**2,957.4**	**2,990.4**	**3,259.8**

(1) The balance sheet at January 1, 2001 corresponds to the opening balance sheet of Cereol after taking into account the effects of the demerger from Eridania Béghin-Say.

(2) The balance sheets at December 31, 2000 and 1999 correspond to the assets and liabilities of Cereol carved out of the historical balance sheets of Eridania Béghin-Say.

liabilities and shareholders' equity

(in million of EUR)	December 31, 2001	January 1, 2001 (1)	Historical December 31, 2000 (2)	Historical December 31, 1999 (2)
Shareholders' equity				
Capital	25.7	25.7	–	–
Additional paid-in capital	859.1	881.9	–	–
Reserves	6.4	6.4	–	–
Net income for the period	70.5	–	–	–
Translation reserve	(5.5)	–	–	–
Shareholders' equity – Group share (note 3)	956.2	914.0	1,170.6	1,149.4
Minority interests (note 13)	33.3	224.4	213.4	207.1
Total shareholders' equity	989.5	1,138.4	1,384.0	1,356.5
Investment subsidies	0.8	1.6	2.6	2.9
Deferred tax liabilities (note 20c)	149.6	150.4	50.6	39.9
Provisions for risks and charges (note 14)	35.4	57.8	83.1	98.2
Liabilities				
Financial debt (note 15)	1,057.2	868.3	837.1	1,118.3
Trade payables	349.8	442.4	469.1	456.8
Other liabilities (note 16)	161.2	298.5	163.9	187.2
Total liabilities and shareholders' equity	2,743.5	2,957.4	2,990.4	3,259.8

(1) The balance sheet at January 1, 2001 corresponds to the opening balance sheet of Cereol after taking into account the effects of the demerger from Eridania Béghin-Say.

(2) The balance sheets at December 31, 2000 and 1999 correspond to the assets and liabilities of Cereol carved out of the historical balance sheets of Eridania Béghin-Say.

income statement

(in million of EUR)	2001	2000 pro forma [3]	1999 pro forma [3]
Sales (note 22)	5,178.6	4,764.7	4,316.6
Other operating revenues	13.4	6.8	11.4
Purchases and changes in inventories	(3,914.0)	(3,660.1)	(3,363.2)
Payroll expense	(273.0)	(256.2)	(233.4)
Other operating expenses	(704.7)	(671.6)	(587.8)
Depreciation and amortisation	(99.6)	(97.1)	(89.7)
Operating income	**200.5**	**86.5**	**53.9**
Net financial expense (note 18)	(64.9)	(52.5)	(48.5)
Pre-tax income from continuing operations	**135.6**	**34.0**	**5.4**
Net non-recurring income (expense) (note 19)	6.1	(17.7)	(7.5)
Corporate income taxes (note 20)	(55.9)	(10.0)	7.4
Net income of fully-consolidated companies	**85.8**	**6.3**	**5.3**
Group share in income of companies accounted for by the equity method	1.8	2.3	3.0
Goodwill amortisation	(3.9)	(3.9)	(3.9)
Net income before minority interests	**83.7**	**4.7**	**4.4**
Minority interests	(13.2)	(2.6)	2.4
Net income – Group share	**70.5**	**2.1**	**6.8**
Average number of shares	25,668,609	–	–
Diluted number of shares	25,668,609	–	–
Basic earnings per share (in EUR)	2.75	–	–
Diluted earnings per share (note 21) (in EUR)	2.75	–	–

(1) The pro forma income statements for 2000 and 1999 correspond to the income statements presented in the information memorandum (Document E) prepared in connection with the Eridania Béghin-Say Group demerger and registered on May 25, 2001 under reference 01-636, adjusted for the effect of fair value adjustments to fixed assets acquired through the demerger, and the related depreciation and amortisation.

statement of cash flows

(in million of EUR)	2001
Cash provided/(used) by operating activities	
Operating income	200.5
Depreciation and amortisation	99.8
Operating provisions	16.1
Gross operating income	**316.4**
Impact of timing differences	(226.9)
Cash from operations	**89.5**
Interest payments	(76.7)
Corporate income tax payments	(26.5)
Dividends received from companies accounted for by the equity method	1.1
Other expenses paid, net	(23.0)
Total	**(35.7)**
Cash provided/(used) by investing activities	
Additions to property, plant and equipment	(90.1)
Additions to other non-current assets	(3.8)
Disposals of non-current assets	11.5
Investment subsidies received	0.4
(Acquisitions)/Disposals of consolidated subsidiaries	212.5
Net cash of subsidiaries purchased or sold	(144.2)
Impact of timing differences	3.9
Total	**(9.8)**
Cash provided/(used) by financing activities	
Capital increase paid by minority shareholders of consolidated subsidiaries	0.8
Dividends paid to Cereol shareholders	(22.7)
Dividends paid to minority shareholders of consolidated subsidiaries	(3.4)
Increases in borrowings	188.9
Impact of timing differences	–
Total	**163.6**
Impact of exchange rate variations on cash	**3.2**
Net change in cash and cash equivalents	**121.2**
Opening cash and cash equivalents	**128.7**
Closing cash and cash equivalents	**249.9**

The consolidated financial statements at December 31, 2001 represent the first annual financial statements published by the Cereol Group since its spin-off from the Eridania Béghin-Say and subsequent stock market listing on July 2, 2001.
The consolidated financial statements have been prepared on the basis of the financial statements of individual Group companies for the twelve months ended December 31.

1. Accounting policies and valuation methods

a) Accounting principles

The consolidated financial statements of the Cereol Group have been prepared in accordance with French Accounting Standards Committee standard CRC 99-02, on a going-concern basis.

b) Valuation method applied following the demerger from the Eridania Béghin-Say Group

The assets received and the liabilities assumed by the Cereol Group in connection with the demerger from the Eridania Béghin-Say Group are described in the demerger agreement. They are included in the opening balance sheet at fair value, as determined by independent experts, and therefore reflect positive and negative fair value adjustments.

Positive and negative differences arising from the application of the purchase method to account for the businesses acquired through the demerger ("demerger differences") have been analysed and allocated, to the extent possible, to identifiable intangible assets, property plant and equipment and deferred tax assets. Any negative differences remaining after these allocations have been written off against reserves.

c) Comparability of data

The balance sheets at December 31, 2000 and 1999 correspond to the historical assets and liabilities of Cereol, carved out of the consolidated balance sheets of Eridania Béghin-Say at those dates, before fair value and other demerger-related adjustments.
The opening balance sheet at January 1, 2001 takes into account the fair value adjustments made to the assets and liabilities transferred to Cereol. A table reconciling the carve-out balance sheet at December 31, 2000 to the opening balance sheet at January 1, 2001 is provided in note 3. Effects of the Eridania Béghin-Say Group demerger on shareholders' equity at January 1, 2001.
The 2000 and 1999 comparative pro forma income statements have been prepared from the income statements published in the information memorandum ("Document E") issued at the time of the Eridania Béghin-Say Group demerger and registered on May 25, 2001 under visa no. 01-636, adjusted for the effects of the demerger.
The main effects of the fair value adjustments on the 1999 and 2000 income statements published in the "Document E" are as follows:

- Net reduction in annual consolidated operating income of EUR 14 million, corresponding to the depreciation of positive fair value adjustments to property, plant and equipment and the absence of depreciation of negative fair value adjustments;
- EUR 10 million decrease in the annual corporate income tax charge, corresponding to the write-back of provisions for deferred taxes in conjunction with the depreciation of fair value adjustments to property, plant and equipment;
- Annual charge of EUR 3.9 million corresponding to amortisation of goodwill.

To facilitate year-on-year comparisons, the figures reported in the 2000 and 1999 pro forma consolidated income statements under "Net financial expense", "Net non-recurring income/(expense)", "Group share in income of companies accounted for by the equity method" and "Minority interests" are taken directly from the income statements published in the "Document E".
The statement of changes in shareholders' equity (note 3) shows the impact of the demerger differences as described in note 1.5.6. of the Eridania Béghin-Say Group "Document E" approved by the Commission des Opérations de Bourse under visa no. 01-636.

d) Basis of consolidation

All material companies over which the Cereol Group exercises exclusive control, directly or indirectly, are fully consolidated.
Companies in which joint control is exercised are consolidated according to the proportional method.
Companies that are owned 20% or over, directly or indirectly, and over which Cereol exercises significant influence are accounted for by the equity method (note 7).
Certain companies meeting the above criteria are not consolidated because they are not material in relation to the Group as a whole.
All material transactions between consolidated companies are eliminated.

e) Foreign currency translation

Transactions denominated in foreign currency are translated on the basis of the exchange rates in effect at the transaction date.
Receivables and payables in foreign currency are valued at year-end rates and any conversion difference is reported in the income statement.
The financial statements of non-French companies are translated by the year-end rate method. Balance sheet items are translated into euros at year-end exchange rates. Income and expense items are translated at the average exchange rates for the year. Any resulting translation differences are booked to the translation reserve in consolidated shareholders' equity, and to minority interests.

f) Goodwill

Business acquisitions are accounted for by the purchase method. This method consists of recording the assets and liabilities of the acquired business at fair value. The difference between the cost of the shares and the fair value of identifiable assets and liabilities at the time of acquisition is recorded as goodwill (note 4). Additional fair value adjustments may be made during the year following the year of acquisition.
Goodwill is amortised over a maximum of forty years, except in specific cases where a shorter period is justified. Fair value adjustments are not recorded where this would lead to the recognition of negative goodwill.

g) Intangible assets

Brands are generally valued on the basis of advice from independent consultants. Because of the legal protection enjoyed by brands they are not amortised, but a provision is recorded in the case of a material, permanent impairment in value (note 5).
Other intangible assets are amortised by the straight-line method over the following periods:

Trade goodwill	40 years
Patents, licences	variable, up to 20 years
Preliminary expenses	5 years
Software	variable, up to 5 years

h) Research and development expenditures

Research and development costs are generally recognised in expenses of the period in which they are incurred. To the extent that some projects show technical feasibility and a serious chance of success, some development costs may be capitalised and amortised over a period not exceeding five years.

i) Property, plant and equipment

Property, plant and equipment are stated at cost (note 6). They are depreciated by the straight-line method over their estimated useful lives.
The principal useful lives applied are as follows:

Industrial buildings	20 - 40 years
Industrial equipment and tools	3 - 20 years
Fittings and fixtures	10 - 20 years
Office furniture	10 years
Vehicles	5 years

Assets acquired under finance leases are capitalised at their value at the inception of the lease and depreciated on the basis described above. An obligation in the same amount is recorded as a liability.
Maintenance and repair costs are recognised as expenses of the period in which they are incurred, except if they improve the condition of the asset beyond its originally assessed performance (extension of useful life, improved productivity).

j) Non-consolidated investments

Investments in non-consolidated companies are stated at cost (note 8). A valuation allowance is recorded to cover any impairment in value, determined on the basis of the Group's equity in the underlying net assets, the earnings outlook of the company concerned and its share price, where applicable.

k) Inventories and work-in-process

Inventories and work-in-process are stated at the lower of cost and net realisable value (note 10). Cost generally corresponds to weighted average cost which, in view of inventory turnover rates, approximates actual cost at the year-end.

l) Investment subsidies

Investment subsidies are recognised as liabilities and written back to the income statement to match depreciation of the assets that they serve to finance.

m) Retirement and other post-employment benefits

The Group's liability towards active and retired employees for the payment of pensions, retirement bonuses, medical benefits, long-service awards, life insurance and other post-employment benefits is recognised in the financial statements (note 14.a).
Payments under defined contribution plans are recognised in expenses of the period to which they relate.
The cost of post-employment defined benefit plans is determined by the projected unit credit method. This method consists of allocating benefit entitlements to periods of service according to the benefit formula. If an employee's service in later years will lead to a materially higher level of benefit than in earlier years, benefits are allocated on a straight-line basis.

Benefit obligations are determined on an actuarial basis, taking into account future salary levels, retirement age and mortality rates. They are discounted to present value, based on market yields for high quality bonds.
Actuarial gains and losses arising since January 1, 2001 are amortised over the estimated average remaining service lives of participating employees by the corridor method. This method consists of recognising only a specified portion of the net cumulative actuarial gains and losses that exceed the greater of:
- 10% of the present value of the defined benefit obligation (before deducting plan assets); or
- 10% of the fair value of any plan assets.

n) Corporate income tax

Deferred taxes are added to the amount of taxes payable at year-end closing (note 20). They are based on consolidation adjustments and on temporary differences between the carrying amount of assets / liabilities on the balance sheet, and their tax basis. Deferred taxes are calculated by the liability method, using the tax rate expected to be applicable at the date of recovery or settlement. Deferred tax assets, including those related to unused tax losses carried forward, determined by taxable entity, are recognised from the time at which it is more likely than not that they can be effectively utilised. Provision is made for tax related to planned dividend distributions, expected within the forthcoming year. No provision is made for taxes that would be payable in the case of distribution of subsidiaries' retained earnings as they are considered as having been permanently reinvested.

o) Financial hedging activities

Group companies use various techniques to manage their foreign exchange and interest rate risks. Financial instruments are used solely for hedging purposes, to the exclusion of any speculative transactions. The risks are managed centrally in line with a coherent definition of hedging policies. Positions are traded either on organised market or in over-the-counter transactions with highly-rated financial institutions. Profits and losses on hedging instruments are recognised on a symmetrical basis with the profits and losses on the hedged items. In the limited number of cases where the transaction does not qualify for hedge accounting, unrealised losses are recognised in the income statement. All positions outstanding at the year-end are recorded as off-balance sheet commitments, without being netted off (note 23).

Management policy:
Interest rate and currency risks are monitored by the Group Treasury Centre and managed jointly with all the subsidiaries concerned.

o.1) Currency risks

Currency risks arising from commercial transactions are analysed and managed as soon as they are identified. Probable risks are hedged by means of forward purchases and sales of foreign currencies and currency options, based on expected trends in exchange rates, and on whether future rates are higher or lower than spot rates (contango or backwardation). Currency risk arising from borrowings taken out by Group companies in currencies other than their functional currency are systematically hedged either by revenue streams in the same currency or by means of currency swaps. As an exception to this principle, for certain clearly identified amounts and with the prior approval of the Executive Committee, the Group may retain its exposure to currency risks in order to secure a lower rate of interest.

o-2) Interest rate risks

Interest rate risks are managed separately in each currency using strategies that take account of the specific characteristics of the local financial market. Hedging strategies are based on the use of either financial futures (interest rate swaps, FRA) or options, generally by means of a combination of several options (caps, floors).
The Group sets objectives in terms of hedging volumes, the period covered by hedging positions and the breakdown between futures and options, based on the amounts of the Group's exposure in each currency and anticipated trends in interest rates.

o-3) Commodity risks

The availability and price of commodities and other agricultural raw materials can fluctuate significantly due to random factors and factors that are difficult to predict. These include weather conditions, agricultural policies in various countries, changes in worldwide demand caused by population growth and higher standards of living. For Cereol, commodity risk also includes the risk of other agricultural raw materials being substituted for oil seeds.
To reduce the risk of price volatility, Cereol uses "futures" contracts qualified as hedges to minimise its raw materials and "commodities positions". Profits and losses on these contracts are recognised in the income statement on a symmetrical basis with the profit or loss on the sale of the corresponding products. Potential risks are analysed at each year-end, covering all components of the positions including inventories, forward purchases and sales of commodities and other raw materials and futures contracts.
A provision is recorded for any potential net loss.

p) Marketable securities

Marketable securities are valued at the lower of cost and market value (note 12).

q) Consolidated statement of cash flows

Cash and cash equivalents include cash and marketable securities, after deduction of treasury shares (Cereol shares) held by the company.

r) Earnings per share

Basic earnings per share correspond to net income divided by the weighted average number of shares outstanding during the year, calculated according to the method recommended by the French accounting authorities ("Ordre des Experts Comptables" recommendation n°. 27) (note 21). The weighted average number of shares used to calculate comparative earnings per share data excludes shares held in treasury stock and for allocation on exercise of stock options. Retroactive adjustments have been made for issues of bonus shares and shares issued at a discount to market price.

s) Recommended methods

The Group applies the recommended methods set out in standard CRC 99-02 to account for:
- Employee benefit costs;
- Differences arising from the conversion of monetary assets and liabilities denominated in foreign currencies;
- Debt issue costs and bond issue and redemption premiums;
- Finance leases.
Due to the nature of its business, no transactions carried out by the Group qualify for accounting treatment as long-term contracts.

2. Scope of consolidation

In 2001, the scope of consolidation includes fifty one companies, of which five are proportionally consolidated and three are accounted for by the equity method. The Group does not have interests in any special purpose entities.

a) Changes in the scope of consolidation

Changes in the scope of consolidation compared with 2000 concern the October 2, 2001 deconsolidation of Riso Eurico and the December 19, 2001 deconsolidation of Koipe.

b) Financial statements based on a comparable scope of consolidation

The pro forma consolidated income statements for 2001 and 2000 and the opening balance sheet of the Group are presented as if Koipe and Riso Eurico had been divested on January 1, 2000.
These pro forma financial statements have been prepared to permit comparisons. They do not necessarily reflect the financial position and results of operations that would have been reported by Cereol if the divestments had taken place on January 1, 2000.
The impact on the pro forma income statements and balance sheet of other changes in scope of consolidation that took place in 2001 and 2000 was not material.
The pro forma income statements and balance sheet have been prepared on the basis of the pro forma financial statements presented in the "Document E" for 2000 and the Group's consolidated financial statements for 2001.

The conventions applied to prepare the pro forma financial statements are as follows:
- The pro forma financial statements concern 2001 and 2000;
- The effects of the two divestments have been determined as if they had taken place on January 1, 2000;
- Theoretical interest expense has been calculated on the basis of the net debt and the interest rates paid by the new group; The related tax effect has also been taken into account;
- The 2000 pro forma financial statements are the pro forma financial statements presented in the "Document E", adjusted for the effects of the demerger and the divestments;
- The 2001 pro forma financial statements correspond to the published consolidated financial statements adjusted to eliminate the divested businesses.

Koipe and Riso Eurico have been treated as if they were not part of the Cereol Group. The pro forma data have therefore been adjusted to cancel the elimination of intercompany transactions between these two companies and the other Cereol Group companies.
The 2001 consolidated income statement shows the revenues earned and the expenses incurred by the divested businesses up to the date of transfer of control.

The pro forma balance sheet excluding Koipe and Riso Eurico, adjusted to take account of the effects of the demerger on the opening balance sheet at January 1, 2001 is presented below:

(in million of EUR)	January 1, 2001	Balance Sheet at January 1, 2001 Cereol excluding Koipe and Riso Eurico
Balance sheet - Assets		
Goodwill	143.9	163.5
Intangible assets – net	282.4	130.7
Property, plant and equipment – net	879.9	826.1
Investments accounted for by the equity method – net	34.1	28.6
Non-consolidated investments - net	3.2	2.8
Other financial assets - net	1.4	1.4
Total non-current assets	**1,344.9**	**1,153.1**
Deferred tax assets - net	46.6	33.5
Inventories and work-in-process - net	786.0	741.1
Trade receivables - net	489.0	426.4
Other current assets - net	162.2	145.7
Cash and marketable securities - net	128.7	86.1
Total current assets	**1,612.5**	**1,432.8**
Total assets	**2,957.4**	**2,585.9**
Balance sheet - liabilities and shareholders' equity		
Capital and reserves	914.0	934.5
Net income for the year	0.0	0.0
Shareholders equity - Group share	**914.0**	**934.5**
Minority interests	224.4	27.1
Total shareholders' equity	**1,138.4**	**961.6**
Investment subsidies	1.6	0.9
Deferred tax liabilities	150.4	147.7
Provisions for risks and charges	57.8	40.6
Financial borrowings	868.3	732.7
Trade payables	442.4	395.6
Other liabilities	298.5	300.6
Total liabilities and shareholders' equity	**2,957.4**	**2,585.9**

The 2001 balance sheet of the Cereol Group has been adjusted to eliminate the impact on net income of the divestment of Koipe and Riso Eurico.

The 2001 and 2000 pro forma income statements, adjusted for the effects of the Koipe and Riso Eurico divestments, are presented below:

(in million of EUR)	2001	Pro forma 2001 excluding Koipe and Riso Eurico	Pro forma 2000 excluding Koipe and Riso Eurico
Revenues			
Sales	5,178.6	**4,704.7**	4,261.0
Other operating revenues	13.4	**14.8**	5.2
Total revenues	**5,192.0**	**4,719.5**	**4,266.2**
Operating expenses			
Purchases and changes in inventories	3,914.0	**3,559.1**	3,282.4
Payroll expense	273.0	**238.7**	219.5
Depreciation and amortisation	99.8	**92.5**	89.4
Sundry expense	704.7	**649.0**	606.9
Total operating expenses	**4,991.5**	**4,539.3**	**4,198.2**
Operating income	**200.5**	**180.2**	**68.0**
Net financial expense	(64.9)	**(56.0)**	(40.2)
Pre-tax income from continuing operations	**135.6**	**124.2**	**27.8**
Net non-recurring expense	6.1	**(14.3)**	(18.5)
Corporate income taxes	(55.9)	**(45.6)**	(13.3)
Net income of fully consolidated companies	**85.8**	**64.3**	**(4.0)**
Group share in income of companies accounted for by the equity method	1.8	**1.8**	2.3
Goodwill amortisation	(3.9)	**(3.2)**	(3.2)
Net income before minority interests	**83.7**	**62.9**	**(4.9)**
Minority interests	(13.2)	**(3.3)**	8.4
Net income - Group share	**70.5**	**59.6**	**3.5**

The pro forma income statement for 2000 (as presented in the "Document E") and the published income statement for 2001 have been adjusted to exclude the contributions of Koipe and Riso Eurico, as well as the financial income and expense generated by the divestments.

3. Changes in shareholders' equity - Group share

a) Changes in shareholders' equity - Group share

The statement of changes in shareholders' equity has been prepared on the basis of the shareholders' equity of the parent company of the Group (Cereol SA) at December 31, 2000.
The net assets acquired in 2001 in connection with the Eridania Béghin-Say demerger have been included in the opening balance sheet at January 1, 2001, corresponding to the effective date of the demerger for legal and accounting purposes.

(in million of EUR)	Capital	Additional paid-in capital	Reserves	Translation reserve	Net income	**Total**
At December 31, 2000	0.0	0.0	0.0	0.0	0.0	**0.0**
Effects of demerger at January 1, 2001	25.7	881.9	(0.1)	–	–	**907.5**
Negative goodwill written off against reserves*	–	–	6.5*	–	–	**6.5**
At January 1, 2001 after demerger and net income appropriation	**25.7**	**881.9**	**6.4**	**0.0**	**0.0**	**914.0**
Dividends paid	–	(22.8)	–	–	–	**(22.8)**
Share issues	–	–	–	–	–	**–**
Net income for the year	–	–	–	–	70.5	**70.5**
Translation adjustments	–	–	–	(5.5)	–	**(5.5)**
At December 31, 2001	**25.7**	**859.1**	**6.4**	**(5.5)**	**70.5**	**956.2**

** Write-off against Cereol reserves of negative residual demerger difference related to the Southern Europe segment.*

b) Effects of the Eridania Béghin-Say Group demerger on shareholders' equity at January 1, 2001

The following table presents the reconciliation of the data contained in note 1.5.6. "Reconciliation of Eridania Béghin-Say historical consolidated shareholders' equity to Cereol pro forma consolidated shareholders' equity" included in the Eridania Béghin-Say information memorandum ("Document E") registered on May 25, 2001 under visa no. 01-236 to the opening consolidated shareholders' equity of Cereol at January 1, 2001.

(in million of EUR)	Document E (§ 1.5.6) Pro forma at January 1, 2001	Demerger differences	Fair value adjustments	Amount at January 1, 2001
Historical shareholders' equity	**1,170.6**	–	–	**1,170.6**
Demerger costs	(7.9)	–	–	(7.9)
Demerger differences	**(261.6)**	**201.1**	**(58.8)**	**(119.3)**
Fair value adjustments				
Intangible assets	–	(0.6)	34.3	33.7
Property, plant and equipment	–	(20.4)	146.0	125.6
Deferred tax assets	–	(80.9)	(15.2)	(96.1)
Inventories	–	(8.7)	–	(8.7)
Provisions for risks and charges	–	25.3	–	25.3
Deferred tax liabilities	–	–	(99.8)	(99.8)
Other liabilities	–	(134.6)	–	(134.6)
Other demerger effects	–	18.8		18.8
Negative goodwill written off against reserves	–	–	(6.5)	(6.5)
Subtotal	**–**	**(201.1)**	**58.8**	**(142.3)**
Allocation to shareholders' equity	–	–	6.5	6.5
Other assets and liabilities, net	6.4	–	–	6.4
Post-demerger shareholders' equity	**907.5**	**–**	**6.5**	**914.0**

The assets and liabilities transferred to Cereol were accounted for at fair value, as shown in the Eridania Béghin-Say Group demerger agreement. This method was applied due to the absence of any French accounting standard dealing with demergers. It is based on the fact that Eridania Béghin-Say was wound up and four new independent listed companies were established (including Cereol). Although these companies had a common shareholders when they were formed, their ownership structure subsequently changed, following their stock market flotation. From an accounting standpoint, therefore, the transaction was treated as an acquisition and was accounted for by the purchase method, based on the fair values of the assets and liabilities acquired, rather than their net book value in the historical financial statements of Eridania Béghin-Say. The following table shows the reconciliation of these values at January 1, 2001:

(in million of EUR)	Historical values in the carve-out balance sheet at December 31, 2000	Fair value adjustments and other effects of the demerger	Fair values in the opening balance sheet at January 1, 2001
Intangible assets	248.7	33.7	282.4
Property, plant and equipment	754.3	125.6	879.9
Deferred tax assets	142.7	(96.1)	46.6
Inventories	794.7	(8.7)	786.0
Provisions for risks and charges	83.1	(25.3)	57.8
Deferred tax liabilities	50.6	99.8	150.4
Other liabilities	163.9	134.6	298.5

Including historical goodwill at December 31, 2000, of EUR 263.2 million, the demerger difference of EUR (261.6) million shown in the "Document E" referred to above, and the demerger difference of EUR 201.1 million in the opening balance sheet at January 1, 2001, the initial difference at January 1, 2001 is EUR 202.7 million. The allocation of this difference is described in Note 4 "Positive and negative goodwill arising from the demerger".

4. Positive and negative goodwill arising from the demerger

The difference between the cost of shares in companies acquired through the demerger and Cereol's equity in the underlying net assets has been calculated after recognising retirement benefit obligations at January 1, 2001 and writing off historical goodwill. The amounts determined on this basis have been allocated to the Group's business segments and geographical areas.
Positive differences corresponding to identifiable assets have been recorded under fixed assets, as follows:
- The Lesieur brand (Food Oils Europe) has been valued at EUR 120 million. The Group considers that this brand could not be sold separately from the underlying business;
- Fair value adjustments of EUR 271.3 million have been made to the US plants.

Negative differences have been written off against intangible assets, property, plant and equipment and deferred tax assets, in that order. Any amounts remaining after these allocations have been written off against reserves. As an exception to this principle, negative differences related to businesses in the process of being sold have not been written off.
Positive and negative goodwill remaining after the above fair value adjustments and write-offs is being amortised over fourty years.

The following table shows the allocation of positive and negative differences between the cost of shares in companies acquired through the demerger and Cereol's equity in the underlying net assets:

Business segments (in million of EUR)	Initial difference at January 1, 2001	Intangible assets	Property, plant and equipment	Deferred tax assets	Deferred tax liabilities	Reserves	Difference after fair value adjustments at 01/01/2001
North American Processing	110.8	–	(174.3)	–	63.5	–	0.0
Specialty Products	60.8	–	(97.1)	–	36.3	–	0.0
Food Oils Europe	15.5	(34.3)	125.4	15.2	–	6.5	128.3
Other	15.6	–	–	–	–	–	15.6
Total	**202.7**	**(34.3)**	**(146.0)**	**15.2**	**99.8**	**6.5**	**143.9**

Movements in demerger goodwill in 2001 can be analysed as follows:

(in million of EUR)	Gross value	Changes in scope	Amortisation	Net value 12/31/2001	Net value 01/01/2001
Demerger goodwill	**143.9**	**18.1** [1]	**(3.9)**	**158.1**	**143.9**

(1) Changes in scope concern the divestment of Koipe and Riso Eurico.

5. Intangible assets

(in million of EUR)	Gross value	Amortisation	Net value 12/31/2001	Net value 01/01/2001
Brands	126.8	–	126.8	276.3
Concessions, patents, licences	11.1	(6.8)	4.3	5.6
Trade goodwill	1.3	(1.1)	0.2	0.0
Other	0.1	(0.1)	–	0.5
Total	**139.3**	**(8.0)**	**131.3**	**282.4**

The Group may allocate initial goodwill to identifiable intangible assets. Values are then allocated on the basis of valuations reflecting the contribution to earnings of each brand and trademark as well as customer recognition. The latter includes criteria such as market share, internationalisation and legal protection.

6. Property, plant and equipment

a) By nature

(in million of EUR)	Gross value	Amortisation	Net value 12/31/2001	Net value 01/01/2001
Land	22.1	(1.0)	21.1	24.8
Buildings	379.7	(133.3)	246.4	259.5
Industrial equipment and tools	926.6	(421.1)	505.5	547.6
Other fixed assets	41.5	(29.7)	11.8	13.0
Fixed assets under construction	44.1	–	44.1	34.4
Advances and downpayments	0.3	–	0.3	0.6
Total	**1,414.3**	**(585.1)**	**829.2**	**879.9**

b) 2001 variations

(in million of EUR)	2001
At January 1	879.9
Changes in the consolidation scope	(49.7)
Acquisitions	90.1
Disposals	(8.0)
Depreciation allowances	(96.8)
Foreign exchange adjustments	22.2
Other movements	(8.5)
At December 31	**829.2**

7. Investments accounted for by the equity method

Companies (in million of EUR)	Country	% capital held	Group share in equity 12/31/2001	01/01/2001
Saipol	France	33.33	**25.4**	**24.2**
Universal Financial Services	USA	50.00	**2.3**	**2.1**
Alimentos Naturales [(1)]	Spain	13.04	–	**5.5**
Other	–	–	**0.1**	**2.3**
Total			**27.8**	**34.1**

(1) The Alimentos Naturales shares were held by Koipe, which was divested in December 2001.

8. Non-consolidated investments

Non-consolidated investments totalled EUR 1.1 million at December 31, 2001 and EUR 3.2 million at January 1, 2001.

9. Other financial assets

(in million of EUR)	12/31/2001	01/01/2001
Loans and advances to third parties	**15.9**	**0.8**
Deposits and guarantees	**0.8**	**0.6**
Total	**16.7**	**1.4**

Loans and advances to third parties include a EUR 6.6 million advance to Riso Eurico which was deconsolidated during 2001.

10. Inventories and work-in-process

(in million of EUR)	Gross value	Write-downs	Net value 12/31/2001	Net value 01/01/2001
Raw materials	455.2	(1.7)	**453.5**	**478.5**
Work-in-process	34.3	(0.1)	**34.2**	**0.9**
Finished products	263.3	(0.7)	**262.6**	**306.6**
Total	**752.8**	**(2.5)**	**750.3**	**786.0**

11. Other current assets

(in million of EUR)	Gross value	Write-downs	12/31/2001	01/01/2001
Other operating receivables	63.4	(3.8)	59.6	88.7
Other receivables	17.3	–	17.3	46.2
Prepaid expenses	31.0	–	31.0	26.6
Deferred charges	7.0	(5.3)	1.7	0.7
Total	**118.7**	**(9.1)**	**109.6**	**162.2**
Including				
Due in less than one year	–	–	102.9	–
Due in one to five years	–	–	0.9	–
Due in more than five years	–	–	5.8	–

12. Marketable securities

Marketable securities at December 31, 2001 include treasury shares in the amount of EUR 3.3 million.
These shares were acquired under the share buyback programme, to stabilise the Company's share price and for allocation on exercise of stock options to be granted at a future date. Their market value at December 31, 2001 was EUR 4.1 million.

13. Minority interests

(in million of EUR)	12/31/2001
At January 1	224.4
Minority interests in net income for the year	13.2
Dividends paid to minority shareholders of subsidiaries	(3.4)
Changes in scope of consolidation	(201.2)
Foreign exchange adjustments	0.7
Other movements	(0.4)
At December 31	**33.3**

Changes in scope of consolidation, in the amount of EUR 201 million, correspond to the elimination of minority interests in Koipe, which was divested during the year.

14. Provisions for risks and charges

Provisions for risks and charges, in the amount of EUR 35.4 million (January 1, 2001: EUR 57.8 million) include provisions for retirement and other post-employment benefit obligations (note a) of EUR 10.7 million and provisions for restructuring costs (note b) of EUR 3.0 million. The balance of other provisions for risks and charges, in the amount of EUR 21.7 million, corresponds mainly to provisions for claims and litigation, and provisions for maintenance costs, related to the Cereol Group's operations in North America. Changes between January 1 and December 31, 2001 correspond to the elimination of provisions recorded in the accounts of Koipe, for EUR 12.1 million.

a) Retirement benefits, termination benefits, medical care, life insurance and other post-employment benefit obligations

An actuarial valuation of post-employment benefit obligations has been performed for all Group companies with more than twenty employees. Up to the 1999 year-end, the obligations of each subsidiary were estimated according to local rules and practice. Effective from December 31, 1999, standard actuarial assumptions and methods are applied by all Group companies. Actuarial valuations are performed with the assistance of external consultants. The assumptions and methods applied are in accordance with International Accounting Standards.

The following table provides details of the funded status of post-employment benefit plans at December 31, 2001:

(in million of EUR)	Fair value of plan assets	Present value of the obligation	Financial position Surplus/(Deficit)
Retirement benefits	110.1	123.0	(12.9)
Post-employment medical care and life insurance	–	20.0	(20.0)
Other long-term benefits	–	1.5	(1.5)
Termination benefits (Italy)	–	6.8	(6.8)
Defined benefit plans	**110.1**	**151.3**	**(41.2)**
Defined contribution plans	**–**	**–**	**–**
Total	**110.1**	**151.3**	**(41.2)**

In accordance with the accounting policy for:
- retirement benefits;
- post-employment medical care and life insurance;
- termination benefits for the Italian companies;

experience gains and losses and the effects of changes in retirement benefits are not immediately recognised on the balance sheet. For these plans, experience gains and losses outside a corridor of 10% are spread over the expected average remaining service lives of existing employees and the plan changes over the vesting period.

Balance sheet accruals and unrecognised items can be analysed as follows:

(in million of EUR)	Unrecognised experience gains/(losses)	Balance sheet accruals Assets/(liabilities)
Retirement benefits	22.6	9.7
Post-employment medical care and life insurance	1.1	(18.9)
Other long-term benefits	–	(1.5)
Termination benefits (Italy)	–	(6.8)
Defined benefit plans	**23.7**	**(17.5)**
Defined contribution plans	**–**	**–**
Total	**23.7**	**(17.5)** (1)

(1) Including termination indemnities.

Accruals at December 31, 2001, in the amount of EUR 17.5 million, include EUR 10.7 million for retirement and other post-employment benefits and EUR 6.8 million for termination indemnities payable to employees in Italy. Although called a "provision for termination indemnities", this liability is included in long-term operating liabilities because of its irreversible nature.

The average annual actuarial rates used are the following:

Discount rate	6.89%
Future increase in salaries	4.50%
Increase in initial medical costs	8.00%
Increase in final medical costs	5.50%

They correspond to the average rates used to make each valuation, weighted by the present value of obligations.

b) Restructuring

Restructuring provisions at December 31, 2001, in the amount of EUR 3.0 million, can be analysed as follows:

(in million of EUR)	
DOEP	1.8
Cereol Italia	1.0
Others	0.2

c) Claims and litigation in progress

- The entire capital of Ducros and its subsidiaries and of Sodis and its subsidiaries was sold on August 31, 2000 to McCormick France SAS by Eridania Béghin-Say for EUR 373.5 million and EUR 45.7 million respectively. In connection with the price adjustment procedure provided for in the Ducros sale agreement, McCormick & Company, Inc., claiming to act on behalf of McCormick France SAS, notified Eridania Béghin-Say on January 5, 2001 that the amount of the price adjustment was EUR 155.5 million, triggering the accounting arbitration procedure.
  Eridania Béghin-Say has contested the price adjustment claimed by McCormick & Company, Inc. In March 2001, Eridania Béghin-Say applied to the International Chamber of Commerce Arbitration Board to have McCormick's claim declared null and void, after launching arbitration proceedings to determine the final amount of the price adjustment.
  At the time of the Eridania Béghin-Say demerger on June 30, 2001, Cereol took over Eridania Béghin-Say's obligations related to this claim.
  In April 2001, McCormick & Company, Inc. and McCormick France S.A.S. pursued the arbitration procedure provided for in the sale agreement in the case of a dispute concerning the amount of the price adjustment.
  On June 28, 2001, the Nîmes Court of Appeal, taking into account the arguments put forward by Eridania Béghin-Say, ordered the arbitration proceedings to be suspended pending a ruling by the International Chamber of Commerce Arbitration Board on Eridania Béghin-Say's application to have McCormick & Company's notification of January 5, 2001 declared null and void. The proceedings launched by Eridania Béghin-Say are still in progress. The decision of the International Chamber of Commerce Arbitration Board on the validity of the notification issued by McCormick & Company, Inc. is expected to be handed down in the first half of 2002.
  McCormick has also formally challenged the demerger of Eridania Béghin-Say and has included in its claim all the companies created through the demerger – Béghin-Say, Cereol, Cerestar and Provimi. Eridania Béghin-Say has also contested this challenge. The case will be heard by the Commercial Court on October 16, 2002.
  Although the final outcome of the claims and litigation in progress is not yet known, Cereol and its advisors consider that (i) the notification dated January 5, 2001 does not comply with the rules of form stipulated in the sale agreement and that the substance of the claim is without grounds, and (ii) the challenge to the demerger is without merit and should be dismissed. Accordingly, no provision has been recorded in respect of this litigation at December 31, 2001 or December 31, 2000.
- Certain American insurance companies that held US Private Placement Notes also formally challenged the demerger of Eridania Béghin-Say before the Lille Commercial Court, on the grounds that the demerger constituted an event of default. The debt represented by the US Private Placement Notes was assumed by Cereol in connection with the demerger. Under the terms of an out-of-court settlement with the lenders in November 2001, Cereol repaid the US Private Placement Notes in the amount of one hundred and sixty-four million US dollars (USD 164,000,000).
- To the best of the Company's knowledge, no other exceptional events, litigation or claims are pending or in progress that would be likely to have a material impact on the financial position, results, business or assets and liabilities of the Company or the Group.

15. Financial borrowings

a) Main features

The Group's two principal sources of funding are long-term bond issues and bank credit.

Bond issues

Nature (in million of EUR)	S&P/Moody's ratings	Issue date	Maturity	Coupon before issue swap	Amount
Domestic issue FRF	BB+/Baa3	January 1995	2005	8.70%	152.4
EUR issue – FRF	BB+	March 1994	2002	6.50%	228.7
Accrued interest					22.2
Total					**403.3**

Bank credit

The balance of the Group's funding requirement is met by bank borrowings.
Outstanding bank borrowings at December 31, 2001 (in EUR millions): **653.9**

Total **1,057.2**

b) Analysis by maturity

(in million of EUR)	Bonds	Other borrowings	Total 12/31/2001
Less than one year	238.7	601.4	840.1
One to five years	164.6	51.4	216.0
More than five years	–	1.1	1.1
Total	**403.3**	**653.9**	**1,057.2**

c) Net indebtedness

Calculation method

(in million of EUR)	Total 12/31/2001
Financial debt	1,057.2
Cash	(244.3)
Marketable securities (excluding Cereol treasury shares in the amount of EUR 3.3 million)	(2.3)
Total	**810.6**

Net financial expense, in the amount of EUR 64.9 million, corresponds primarily to interest expense on financial borrowings described in note 15.a, and also includes exchange losses related primarily to the American, Hungarian and Romanian subsidiaries.

Sensitivity

On the basis of net indebtedness at December 31, 2001 and the breakdown between fixed rate and floating rate debt, as detailed below, a one % generalised change in interest rates in the Group's principal borrowing currencies would have an impact of approximately EUR 5.84 million on net financial expense.

The calculation does not take into account purchased interest rate caps which significantly reduce the Group's exposure to interest rate increases (see Interest Rate Risk table below).

Interest rate risk

Analysis of fixed/floating rate net indebtedness by currency, net of the impact of financial instruments.

Currency (after currency swaps) (in million of EUR)	Floating rate [1]	Fixed rate			Average fixed rate	Net indebtedness	Fair value
		Less than one year	One to five years	More than five years			
Euro	(236)	–	–	–	–	(236)	(236)
USD	660	–	226.6	–	5.70%	886.6	898.5
Other [2]	160	–	–	–	–	160	160.0
Total	**584**	**-**	**226.6**	**-**	**-**	**810.6**	**822.5**

(1) Including EUR 284 million (USD 250 million) hedged by USD caps..
(2) Mainly PLN and HUF.

The difference between the book value and fair value of net indebtedness mainly results from unfavourable positions on certain USD swaps where the Group pays a fixed rate close to 5.70%.

The fair value of fixed rate borrowings, interest rate swaps and options represents the amount that the Group would receive or pay to unwind the outstanding contracts at the year-end, based on current interest rates.

16. Other liabilities

(in million of EUR)	12/31/2001	01/01/2001
Other operating payables	67.5	198.9
Due to supplies of fixed assets	3.6	3.6
Taxes payable	50.6	30.4
Other payables	39.5	65.6
Total	**161.2**	**298.5**
Including		
Due in less than one year	154.3	–
Due in one to five years	0.1	–
Due in more than five years	6.8	–

17. Research and development expenditures

Research and development expenditures charged to the income statement in 2001 amounted to EUR 4.4 million.

18. Net financial expense

(in million of EUR)	2001
Financial income	
Exchange gains	13.8
Interest income	5.4
Other financial income	41.6
Financial expense	
Exchange losses	(13.0)
Interest expense	(77.3)
Other financial expenses	(35.4)
Net financial expense	**(64.9)**

19. Non-recurring items

(in million of EUR)	2001
Capital gains (losses) on asset sales	24.8
Restructuring programmes	(1.6)
Other revenues (expenses) - net	(17.1)
Total	**6.1**

Capital gains (losses) on asset sales include the EUR 24.1 million gain on divestment of Cereol's 51.24% interest in Koipe. A public tender offer for Koipe was made on the Madrid Stock Exchange on November 14, 2001, at a price of EUR 32 per share. The Cereol Group tendered its Koipe shares to the offer. The total sale price was EUR 212.5 million.
The impact of gains and losses on other asset sales on the 2001 consolidated financial statements was not material.
Other revenues (expenses) include EUR 6.8 million in demerger costs.

20. Corporate income taxes

a) Income tax analysis

(in millions of EUR)	2001
Corporate income taxes	
Current taxes	(48.4)
Deferred taxes	(7.5)
Total	**(55.9)**

The income tax charge (including deferred taxes) in France includes the French extraordinary tax surcharge instituted in 1995 and the new "social contribution" of 3.3% instituted on January 1, 2000. The cumulative impact of these contributions was EUR 2.8 million. The income tax charge for 2001 in Italy includes the "IRAP" tax, recognised in accordance with recommended accounting practice, for an amount of EUR 1.3 million.

b) Effective tax rate analysis

The effective tax rate in 2001 was 40.0%, analysed as follows:

(in million of EUR)	2001	
	%	Amount
Legal tax rate in France	33.3	46.5
French temporary surtax		2.8
Effect of lower tax rates in foreign countries		(5.6)
Temporary differences		3.3
Permanent differences		7.5
Non-recurring items included in current tax		(9.7)
Items taxed at reduced rates		(6.3)
Unrecognised tax loss carryforwards		17.4
Effective tax rate	**40.0**	**55.9**

c) Deferred tax assets and liabilities

Deferred tax assets

Deferred tax assets at December 31, 2001 amounted to EUR 33.5 million.
The total breaks down as follows:

(in million of EUR)	12/31/2001
Recognised tax loss carryforwards	13.8
Temporary differences	4.1
Provisions for retirement and other post-employment benefits	(5.9)
Other differences	21.5
Total	**33.5**

Unrecognised tax loss carryforwards, in the amount of EUR 198.5 million at December 31, 2001, mainly concern Group companies in the United States, Ukraine, Poland and Hungary.

Deferred tax liabilities

Provisions for deferred taxes, in the amount of EUR 149.6 million, primarily correspond to differences between the book value of fixed assets and their tax basis.

21. Earnings per share

At December 31, 2001, the Company's share capital was represented by 25,668,609 shares with a par value of EUR 1.
The average number of shares outstanding in 2001 was 25,668,609. Basic earnings per share are calculated by dividing net income by the average number of shares outstanding.
In accordance with the authorisations given at the Annual General Meetings, the Board of Directors has granted stock options to certain key employees of the Group. These options are exercisable for Cereol shares purchased on the market for this purpose.
At January 1, 2001, the Company held 150,000 Cereol shares. Following the exercise of 4,800 options on December 28, 2001, the Company held 145,200 of its own shares at December 31, 2001. These shares are carried in the balance sheet under "Marketable securities" and are being held for allocation on exercise of stock options. The option exercise price is EUR 26.20 per share.
Based on 2001 net income of EUR 70.5 million, basic and diluted earnings per share amount to EUR 2.75 per share.

22. Segment information

a) By business segment

(in million of EUR)	Food Oils Europe	North American Processing	Specialty Products	Other	**Total**
2001					
Sales	3,502.1	1,447.5	228.1	0.9	**5,178.6**
Operating income	168.1	25.4	16.0	(9.0)	**200.5**
Capital expenditures	34.9	23.5	30.4	1.3	**90.1**
Property, plant and equipment	527.5	380.9	251.6	4.2	**1,164.2**
2000					
Sales	3,138.7	1,421.3	203.8	0.9	**4,764.7**
Operating income (1)	67.3	12.1	14.5	(7.4)	**86.5**
Capital expenditures	58.4	18.0	26.9	(2.3)	**101.0**
Property, plant and equipment (2)	693.0	404.3	231.3	16.3	**1,344.9**

(1) Adjusted to take into account demerger-related fair value adjustments.

(2) Based on the opening balance sheet of Cereol at January 1, 2001, after demerger-related fair value adjustments.

b) By geographical area (by country of destination)

(in million of EUR)	France	Other EU countries	Other European countries	North America	Rest of world	**Total**
Sales						
2001	**639.1**	**2,289.3**	**561.6**	**1,578.6**	**110.0**	**5,178.6**
2000	545.7	1,998.2	546.6	1,544.1	130.2	4,764.8
Property, plant and equipment						
2001	**267.2**	**151.9**	**178.4**	**566.7**	**0.0**	**1,164.2**
2000 (1)	258.2	354.7	181.4	550.6	0.0	1,344.9

(1) Based on the opening balance sheet of Cereol at January 1, 2001, after demerger-related fair value adjustments.

23. Commitments and contingent liabilities

(in million of EUR)	2001	
	Contract value	Fair value
Guarantees and counter-guarantees given on behalf of third parties	119.4	119.4
Counter-guarantees given to third parties	2.7	2.7
Guarantees received from third parties	19.3	19.3
Debts guaranteed by real assets (mortgages)	91.8	91.8
Commodities purchase commitments	976.1	955.0
Commodities sale commitments	1,395.1	1,395.6
Reciprocal commitments (interest rate and currency hedges) (a)	1,959.1	1,956.3
Commitments received (interest rate and currency hedges) (b)	283.7	283.7

(a) This figure includes:
- For 30%, interest rate hedges (see note 15 – Interest rate risks).
- Currency hedges:
- For 33%, forward foreign exchange transactions (sale and purchase) aimed at hedging future commercial transactions (maturity between one and twelve months). The Group's businesses generated currency risks for an amount representing approximately 10% of consolidated net sales. The majority of these risks are recurrent and consequently known and managed before actual invoicing.
  On the basis of December 31, 2001 exchange rates, termination of these hedges of currency risks on commercial transactions would result in a positive impact of EUR 2.8 million.
- For 37%, currency swaps related to the financing by the Group Treasury Centre of foreign subsidiaries (maturity between one and three months).

(b) This figure mainly includes purchases of caps in USD (hedge against increases in interest rates).
Commitments also include two put options granted by Cereol S.A., as follows:
- Put option granted to Ildom concerning the sale of 49% of the capital of Oleina Holding to Cereol Holding B.V. (see note 27 – Subsequent events).
- Agreement authorised by the Board of Directors on June 26, 2001 and signed on June 29, 2001 between Cereol SA, EBS, Cereol Holding BV, Polska Oil Investment BV and EBRD, whereby Cereol SA has taken over all the rights and obligations of EBS under the December 1, 1997 shareholders' pact between EBS, Cereol Holding BV, Polska Oil Investment BV and EBRD.
  Under the terms of the shareholders' pact, EBRD has an option to sell all of its shares to Cereol SA between June 3, 2003 and June 3, 2005. Based on estimates at December 31, 2001, the exercise of this option would not have a material impact on the financial position or assets and liabilities of the Cereol Group.

24. Other information about financial instruments used by the Cereol Group

Interest rate hedges

(in million of EUR)	Less than one year	One to five years	More than five years	Total
Balance sheet				
Financial assets	244.3	–	–	**244.3**
Financial liabilities	1,057.2	–	–	**1,057.2**
Off-balance sheet commitments	–	226.6	–	**226.6**
Differential	–	–	–	–
Options	–	283.7	–	**283.7**

25. Management compensation

(in million of EUR)	2001
Board of Directors	1.8
Management	0.5

Management compensation includes all direct and indirect compensation paid by companies in the Cereol Group in the second half of 2001.

Directors' fees for 2001 were paid in 2002.

During 2001, the Board of Directors used the shareholder authorisation given at the Extraordinary General Meeting of June 30, 2001, to grant 111,000 stock options to the nine members of the Executive Committee at an exercise price of EUR 26.20.

26. Payroll expense and number of employees

(in million of EUR)	2001
By type of expense	
Wages and salaries	258.9
Pension contributions	1.4
Other payroll taxes	12.7
Total	**273.0**

a) Number of employees at December 31, 2001 by category

	2001
Senior management	77
Other managers	552
Office staff/supervisors	1,687
Plant workers	3,429
Total	**5,745**

b) Number of employees at December 31, 2001 by business segment

	2001
Food Oils Europe	3,958
North American Processing	1,160
Specialty Products	618
Other	9
Total	**5,745**

27. Subsequent events

- In February 2002, Cereol acquired an additional 49% stake in Oleina Holding, raising its interest to 100%. At the time of acquisition, Cereol paid USD 27 million to the former shareholders of Oleina Holding. The final purchase price may be higher or lower than this amount, depending on the outcome of a dispute between Cereol and the former shareholders.
- In March 2002, Central Soya of Canada, an indirect subsidiary of Cereol, signed an agreement for the purchase of an additional 50% stake in CanAmera, raising its interest to 100%. The transaction is expected to be closed in May 2002 at a price of 78 million Canadian dollars. CanAmera is Canada's largest seed oil producer and is part of the North American Processing division.

28. List of consolidated companies at December 31, 2001

	Headquarters	Country	French Siren registration no.	% voting rights	% interest
Fully consolidated companies					
Cereol SA	Neuilly/Seine	France	330 339 169	Parent company	
Cereol Italia SpA	Ferrare	Italy		100.00	100.00
Cereol Holding BV	Utrecht	Netherlands		100.00	100.00
Cereol Benelux BV	Utrecht	Netherlands		100.00	100.00
Cereol Deutschland GmbH	Mannheim	Germany		100.00	100.00
Cereol Participations SA	Neuilly/Seine	France	457 208 619	100.00	100.00
Moyresa – Molturación y Refino	Madrid	Spain		100.00	100.00
Cereol Beteiligungs GmbH	Bruck	Austria		100.00	100.00
Cereol N. Rt Magyaroszag	Budapest	Hungary		100.00	100.00
ZT Kruszwica Sp	Kruszwica	Poland		81.33	61.58
Novaol France SAS	Neuilly/Seine	France	382 028 579	100.00	100.00
Novaol Srl	Ferrare	Italy		100.00	100.00
Cereol International SA	Geneva	Switzerland		100.00	100.00
Cereol Softseeds SA	Geneva	Switzerland		100.00	100.00
Oleina SA	Geneva	Switzerland		100.00	75.50
Lesieur SA	Neuilly/Seine	France	328 202 338	100.00	100.00
Cereol Trituration SA	Neuilly/Seine	France	417 669 215	100.00	100.00
Oleina Holding SA	Geneva	Switzerland		51.00	51.00
Polska Oil Inv. BV	Utrecht	Netherlands		60.50	60.50
DOEP	Dniepropetrovsk	Ukraine		84.86	43.27
Oleina Distributors	Kiev	Ukraine		100.00	50.23
Suntrade	Kiev	Ukraine		100.00	51.00
S.C. Unirea SA	Iasi	Romania		61.49	61.49
Carapelli Firenze SpA	Florence	Italy		100.00	100.00
Immobiliare Confini Srl	Florence	Italy		100.00	100.00
Carapelli Firenze USA, Inc.	West Paterson	United States		100.00	100.00
Carapelli USA LLC	Wilmington	United States		51.00	51.00
Cereol Holding France, SA	Thumeries	France	383 806 023	100.00	100.00
Cereol America, Inc.	Wilmington	United States		100.00	100.00
CSY Agri-Finance, Inc.	Wilmington	United States		100.00	100.00
Central Soya Company, Inc.	Indianapolis	United States		100.00	100.00
CSY Agri-Processing Deut. GmbH	Hamburg	Germany		100.00	100.00
Central Soya European Proteins	Aarhus	Denmark		100.00	100.00

	Headquarters	Country	French Siren registration no.	% voting rights	% interest
CSY Holding, Inc.	Wilmington	United States		100.00	100.00
SMRK II Acquisition Corporation	Wilmington	United States		100.00	100.00
Central Soya of Canada Ltd	Toronto	Canada		100.00	100.00
Delphos Terminal Company, Inc.	Wilmington	United States		100.00	100.00
Sogip	Neuilly/Seine	France	352 616 429	75.00	75.00
Central Soya European Proteins France	Neuilly/Seine	France	420 683 401	100.00	100.00
Stern France	Tours	France	380 540 781	100.00	100.00
Stern Lecithin V. GmbH	Hamburg	Germany		100.00	100.00
Stern Lecithin & Soja GmbH & Co KG	Hamburg	Germany		100.00	100.00
Stern Italia	Milan	Italy		100.00	100.00
HCS Nut. Resources LLC	Wilmington	United States		51.00	51.00
Central Soya Investment BV	Rotterdam	Netherlands		100.00	100.00
Proportionally consolidated companies					
Ölmühle GmbH	Bruck	Austria		50.00	50.00
CanAmera Foods	Oakville	Canada		50.00	50.00
Eribins	Dublin	Ireland		25.00	25.00
Solgesa	Ferrare	Italy		30.00	30.00
Cereplus	Neuilly/Seine	France	438 019 317	25.00	25.00
Companies accounted for by the equity method					
Saipol	Paris	France	328 319 041	33.34	33.34
Cf Edible Oils, Inc.	Oakville	Canada		50.00	50.00
Universal Financial Services Lp	St Charles	United States		50.00	50.00

auditors' report

on the consolidated financial statement

Year ended December 31, 2001

In accordance with the terms of our appointment at the Annual Shareholders' Meeting, we have audited the consolidated financial statements in euros of Cereol for the year ended December 31, 2001, as attached to this report.

These financial statements have been prepared by the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards applied in France. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements have been properly prepared and give a true and fair view of the assets and liabilities, financial position and results of operations of the consolidated companies.

Without qualifying the above opinion, we call to your attention note 14.c) "Claims and Litigation in Progress" in the notes to the consolidated financial statements, which describes a claim and the position taken by the Company in the preparation of the consolidated financial statements for the year ended December 31, 2001.

In addition, we have verified the information given in the operating and financial review, in accordance with generally accepted auditing standards applied in France. We are satisfied that this information is fairly stated and agrees with the consolidated financial statements.

Paris and Neuilly-sur-Seine, March 15, 2002

The Auditors

Gramet Nahum & Associés	Deloitte Touche Tohmatsu
William Nahum	Dominique Evrard

Cereol
Société anonyme with a registered capital of 25,668,609 €

Registered office
14, boulevard du Général Leclerc
F – 92200 Neuilly-sur-Seine
Tel.: +33 1 41 43 15 00
Fax: +33 1 41 43 15 65
www.cereolworld.com
330339169 RCS Nanterre

Production: the Corporate Communication Department of Cereol

Photos: photographic library of Cereol group.
S. Bianchetti - E. Signorelli – A. Laurioux – D. Azambre – Studio Mallevaey –
F. Azemard – E. Silverman/Getty Images – Jacques Boulay – L. Pérenom – DR.





Paris Office
14, boulevard du Général Leclerc
F – 92200 Neuilly-sur-Seine
Telephone: +33 1 41 43 15 00
www.cereolworld.com

Cereol

EDISON GROUP